

Report on the

Diamonds Exploration Potential

of Five Properties in the

Fort à la Corne area, Saskatchewan,

on behalf of

Fort a la Corne Diamond Fields Inc.

P. Robertshaw, P. Geo.

October 28, 2002

Robertshaw Geophysics

SUMMARY

During 2001 and 2002, a land position totaling 247 708 ha has been assembled by a group of 5 companies in the Fort à la Corne kimberlite exploration area of central Saskatchewan. The dispositions are adjacent to the 74 known kimberlite bodies of the Fort à la Corne kimberlite field, where the Cameco/De Beers/Kensington Joint Venture and Shore Gold Inc. are currently engaged in advanced evaluation programs.

The Fort à la Corne area kimberlites were discovered in a surge of exploration work beginning in 1988. Aeromagnetic surveys were used extensively as a cost-effective exploration tool, and the moderately- to strongly-magnetic kimberlite bodies were outlined rapidly. Exploration declined after 1995 when it appeared that uneconomic diamond grades were being encountered in drilling, particularly in comparison to the spectacularly high grades being reported at that time from exploration programs in NWT from areas which are currently the Ekati and Diavik mining camps. The last Fort à la Corne area kimberlite discovery (the small and weakly magnetic Smeaton kimberlite body) was drill tested in 1996. Several other weak aeromagnetic anomalies in the general area were found to be caused by sources other than kimberlite, but many remain untested.

The geological framework of kimberlite emplacement and the present architecture of typical Fort à la Corne kimberlites are reviewed. Structures in the Sask craton Archean basement are proposed, which may have affected the localization of the 74 kimberlite bodies located to date. These structures and trends might be used to focus further exploration.

As the kimberlite bodies are generally covered by approximately 100 m of glacial overburden, with no surface expressions or geochemical indicator mineral dispersion trains, exploration has relied heavily on geophysical methods. The application and effectiveness of various geophysical methods is reviewed. Airborne and ground magnetics have been used widely, and all of the known kimberlite bodies have been located through follow-up of magnetic anomalies. Gravity, resistivity, airborne EM, EM depth soundings and high resolution reflection seismic profiling have been tested over some targets and found to be effective, though more costly.

Several high quality aeromagnetic surveys have been completed over portions of the 5 Fort à la Corne area properties, with some ground follow-up including drilling, in the public record. The results of aeromagnetic surveys covering approximately 87% of the claims are available in map form, while digital aeromagnetic data are available for a smaller region.

A multi-phase program of exploration is proposed for the properties of interest to Fort a la Corne Diamond Fields Inc. This should commence with an analysis of the available high quality public domain aeromagnetic coverage for any magnetic features which might not have been adequately investigated. Geophysical screening (gravity or resistivity surveys) of any prospective anomalies would be followed by drill testing, if warranted. The search for possible non-magnetic kimberlite bodies would begin with systematic airborne resistivity mapping using the GeoTem EM system. This would be followed by screening of prospective anomalies, using gravity and ground EM/resistivity surveys, and ultimately by drill testing.

Statement of Qualifications

I, **Philip Robertshaw**, of Saskatoon, Saskatchewan, do hereby certify that:

♦ I am a consulting geophysicist with an office located at 111 Middleton Crescent
Saskatoon, Saskatchewan, S7J 2W5

♦ I am a graduate of the University of London, UK, with B.Sc (Honours) in Physics (1969), and
M.Sc. in Geophysics (1970), and have been engaged in mineral exploration continuously since
1970.

♦ I am a member of:
   ▪ Professional Engineers and Geoscientists of Saskatchewan, with
     Permission to Consult
   ▪ Society of Exploration Geophysicists
   ▪ Geological Society of Canadian Institute of Mining
   ▪ Prospectors and Developers Association of Canada
   ▪ Geological Association of Canada

♦ I am the author of this report, which is based on fieldwork on portions of the properties and
surrounding properties since 1988, publicly available information in Saskatchewan Industry and
Resources Open Files, peer-reviewed publications, and news releases by companies active in
exploration within this area. Although the information supplied to me and assembled by me is
believed to be accurate, and all reasonable care has been taken in the completion of this report, I
hereby disclaim any and all liability arising out of its use or circulation. While I stand behind my
interpretations, I cannot guarantee the accuracy of the source information therefore the use of this
report or any part thereof shall be at the user's sole risk.

♦ I have been involved with kimberlite exploration in the Fort à la Corne area since 1988, in the
position of Chief Geeophysicist with Uranerz Exploration and Mining Limited from 1988 to
1998, and since 1998 as a consulting geophysicist.

♦ As a result of my experience and qualifications, I am a *Qualified Person* as defined in National
Instrument 43-101.

♦ I have no direct or indirect interest in the properties discussed in this report, or in the securities of
Fort à la Corne Diamond Fields Inc., nor do I expect to receive any.

♦ Permission is hereby granted to use this document as a technical report for the purpose of a
private or public financing, or for other such suitable purpose. My written permission is required
for the release of any summary or excerpt.

Dated and Sealed at Saskatoon, Saskatchewan this 28th day of October, 2002.

PROFESSIONAL SEAL

_____
Philip Robertshaw, M.Sc., P.Geo.

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF APPENDICES

Appendix 1:   Listing of Fort à la Corne area claims held by:
                Buckshot holdings Ltd. (50%) and Commando Holdings Ltd (50%)
                101010307 Saskatchewan Ltd.
                101012190 Saskatchewan Ltd.
                101027101 Saskatchewan Ltd.
                Morgain Minerals Inc.

1   Introduction and Terms of Reference

This report is prepared on behalf of Fort a la Corne Diamond Fields Inc., and is intended to document the status of kimberlite exploration activities in and around 5 properties which are located within the Fort à la Corne kimberlite field of central Saskatchewan. The 5 properties consist of 636 mineral claims with a total area of 247 708 ha (611 625 acres), which are currently wholly owned by others, as listed in Table 1.

Table 1: Properties of interest

Registered Owner	Number of Claims	Area (ha)	Recording Date
Buckshot Holdings Ltd. (50%) Commando Holdings Ltd. (50%)	318	78 177	March 2 and 9, 2001
101010307 Saskatchewan Ltd.	142	70 427	May 11, 2001
101012190 Saskatchewan Ltd.	106	81 568	August 16, 2001
101027101 Saskatchewan Ltd.	34	8 320	March 20, 2002
Morgain Minerals Inc.	36	9 216	March 20, 2002

No exploration work has been conducted on the 5 properties by the present owners. There are no known kimberlite occurrences within the 5 properties, but all are reasonably proximal to the 74 known kimberlite bodies of the Fort à la Corne kimberlite field. The geological setting and geophysical exploration characteristics of the Fort à la Corne area are discussed, providing a framework to assess the prospectivity of the properties for further kimberlite discoveries.

The author has conducted and supervised exploration for kimberlites in the Fort à la Corne area since 1988, is familiar with the areas presently held under claim, and has visited and worked in portions of these areas during that period. Since kimberlites in this area are covered by 75 m to 150 m of overburden and have no surface expression, an additional field visit for the purpose of compiling this report was considered unnecessary.

This report draws on compilations by the author of prior kimberlite exploration work (largely geophysical surveys and drilling) in the Fort à la Corne area, as available in the public domain. Sources of information are Saskatchewan Industry and Resources (SIR) Open File technical reports, peer reviewed publications and news releases by publicly traded companies active in the area.

Diamond recoveries and evaluations from adjacent properties, reported by the Cameco/De Beers/Kensington JV, by Shore Gold Inc., and the Candle Lake JV, as available in Open File reports and news releases, are also discussed.

2   Disclaimer

SIR requires that interpretive, technical reports must be filed to demonstrate the fulfillment of annual assessment expenditures to maintain dispositions in good standing. These reports (assessment reports) do not necessarily comply with National Instrument 43-101 standards and do not necessarily represent the entire amount of exploration work performed.

Though diamond recoveries from Fort à la Corne area kimberlite bodies are noted where relevant, their economic significance is beyond the intended scope of this report.



NWT

110 W
60 N

102 W
60 N

Uranium City

58 N

PROVINCE

OF

SASKATCHEWAN

56 N

56 N

La Ronge

Flin Flon

53 N

Nipawin

Prince Albert

53 N

North Battleford

Saskatoon

51 N

Yorkton

51 N

Moose Jaw

Regina

49 N

110 W

102 W

U.S.A.

ALBERTA

MANITOBA

Fort à la Corne area
Diamond Exploration Properties

| 0 | 100 | 200 |

kilometres

Fort a la Corne Diamond Fields Inc.		
Prince Albert Area, Central Saskatchewan		
PROPERTY LOCATION MAP		
Compiled: Robertshaw Geophysics	Scale:	1:6 000 000
Drawn by: Robertshaw Geophysics	Date:	October, 2002
	Figure	1

3   Property Description and Location

The 5 parcels of mineral dispositions of interest to Fort a la Corne Diamond Fields Inc. were registered between March, 2001, and March, 2002, as listed in Table 1. In aggregate, the claims comprise a substantial and largely contiguous land position in a favourable exploration setting in the vicinity of the Fort à la Corne kimberlite bodies. In all, the 5 properties consist of 636 claims with a total area of 247 708 ha (611 625 acres). A complete listing of the claims, areas, ownerships and recording dates is attached as Appendix 1.

The 5 properties are located in central Saskatchewan (Figure 1), within 100 km of the City of Prince Albert, and are largely accessible by road. The individual properties are identified in Figure 2 (1:800 000 scale), in relation to other exploration holdings within the Fort à la Corne area. In Figures 3 and 4 (1:200 000 scale), the individual claims are further identified. For reference, the outlines of the known kimberlite occurrences are shown in Figures 3 and 4.

3.1   Tenure
Saskatchewan mineral dispositions are administered by Saskatchewan Industry and Resources (SIR). The 5 properties fall entirely within the surveyed portion of the province and require an annual exploration expenditure of $12 per hectare, after the first year, to remain in good standing. Claim holders must submit evidence of allowable expenditures, or post a deficiency payment or bond in lieu, within 90 days of the anniversary date.

The initial assessment amounts and due dates for the 5 properties are listed in Table 2.

Table 2: Initial assessment requirements

Registered Owner	Area (ha)	Due Date	Amount
Buckshot Holdings Ltd. (50%) Commando Holdings Ltd. (50%)	78 177	March 2 and 9, 2003	$938 124
101010307 Saskatchewan Ltd.	70 427	May 11, 2003	$845 124
101012190 Saskatchewan Ltd.	81 568	August 16, 2003	$978 816
101027101 Saskatchewan Ltd.	8 320	March 20, 2004	$99 840
Morgain Minerals Inc.	9 216	March 20, 2004	$110 592

During the 2003 calendar year, expenditures of $2 762 064 will be required to retain the claims. In 2004 and subsequent years (until 2012) the required assessment expenditure will be $2 972 496.

3.2   Other Regulations Governing Mineral Dispositions
Claims are defined in terms of legal sections or subdivisions. Road allowances, typically 20 m in width, fall between sections and are separate legal entities.   In November, 2001, Saskatchewan Energy and Mines (now SIR) amended the description of mineral claims in the surveyed portion of the province to allocate road allowances to adjacent claim holders so that claim coverage can be seamless.

After ten years the annual expenditure requirement increases to $25 per hectare. Grouping of contiguous claims is allowed to a maximum block size of 10 000 hectares. Reports submitted in support of assessment filings are held confidential by SIR for a period of 3 years, or until the claims lapse if earlier.



106 00' W	
54 15' N	54 15' N

Montreal Lake

105 30' W   105 00' W   104 30' W   104 00' W

54 00' N   54 00' N

Tp 57   Bittern Lake

Tp 56   Candle Lake   Tp 56

53 45' N   53 45' N
Tp 55   Tp 55

Tp 54   Tp 54

Tp 53   Tp 53

53 30' N   Smeaton   Choiceland   53 30' N
Tp 52   Tp 52
         Meath Park   Weirdale   White Fox River   Tp 51
Tp 51

Tp 50   Nipawin
                                                           Tp 50
                              Saskatchewan River
53 15' N   53 15' N
Tp 49   Prince Albert   Tp 49
Tp 109

Tp 48   Fort à la Corne   Gronlid   Tp 48
Tp 47   Tp 47

Tp 46   53 00' N
53 00' N
R 27   R 26   R 25   R 24   R 23   R 22   R 21   R 20 R 19   R 18   R 17 R 16 R 15
106 00' W   105 30' W   105 00' W   104 30' W   104 00' W

Legend

	Buckshot Holdings/Commando Holdings
	101010307 SK Ltd.
	101012190 SK Ltd.
	101027101 SK Ltd.
	Morgain Minerals Inc.
	Cameco/De Beers/Kensington
	Shore Gold
	Great Western Gold
	Shane Resources
	United Carina/Cons. Pine Channel
	Other

0   5   10   20
kilometres

Fort a la Corne Diamond Fields Inc.

Diamonds Exploration Properties
Prince Albert - Nipawin area
October, 2002

Compiled:	Robertshaw Geophysics	Scale:	1:800 000
Drawn by:	Robertshaw Geophysics	Date:	October, 2002
NTS: 73 H, 73 I		Figure	2


TWP 53 RGE 23
TWP 53 RGE 22
TWP 53 RGE 21
TWP 53 RGE 20
TWP 53 RGE 19
TWP 53 RGE 18
Birchbark Lake kimberlite
(Shore Gold)
Smeaton kimberlite
(Panterra, Cons Pine Chan, U Carina)
TWP 52 RGE 23
TWP 52 RGE 22
TWP 52 RGE 21
TWP 52 RGE 20
TWP 52 RGE 19
TWP 52 RGE 18
Snowden
Choiceland
Shipman
Smeaton
Foxford
Foxford Kimberlite
(Shore Gold)
Weirdale
Meath Park
55
TWP 51 RGE 23
TWP 51 RGE 22
TWP 51 RGE 21
TWP 51 RGE 20
TWP 51 RGE 19
TWP 51 RGE 18
White Fox River
TWP 50 RGE 23
TWP 50 RGE 22
TWP 50 RGE 21
TWP 50 RGE 20
TWP 50 RGE 19
TWP 50 RGE 18
122
141
150
TWP 49 RGE 23
TWP 49 RGE 22
TWP 49 RGE 21
TWP 49 RGE 20
TWP 49 RGE 19
TWP 49 RGE 18
Saskatchewan River
Star Kimberlite
(Shore Gold)
TWP 48 RGE 23
TWP 48 RGE 22
TWP 48 RGE 21
TWP 48 RGE 20
TWP 48 RGE 19
TWP 48 RGE 18

Kimberlite Body

Buckshot Holdings/Commando Holdings

101010307 SK Ltd.

101012190 SK Ltd.

101027101 SK Ltd.

Morgain Minerals Inc.

Claim held by others

0 2 4 6 8

kilometres

Fort a la Corne Diamond Fields Inc.

Prince Albert area, Central Saskatchewan

Fort à la Corne Area Properties
Eastern Claims
October, 2002

Compiled by: Robertshaw Geophysics

NTS: 73 H

Date: October, 2002

Scale: 1:200 000

Figure 3


Candle Lake
TWP 56 RGE 25
TWP 56 RGE 24
TWP 56 RGE 23
TWP 56 RGE 22
TWP 56 RGE 21
TWP 55 RGE 26
TWP 55 RGE 25
TWP 55 RGE 24
TWP 55 RGE 23
TWP 55 RGE 22
TWP 55 RGE 21
TWP 54 RGE 26
TWP 54 RGE 25
TWP 54 RGE 24
TWP 54 RGE 23
TWP 54 RGE 22
TWP 54 RGE 21
TWP 53 RGE 26
TWP 53 RGE 25
TWP 53 RGE 24
TWP 53 RGE 23
TWP 53 RGE 22
TWP 53 RGE 21
TWP 52 RGE 26
TWP 52 RGE 25
TWP 52 RGE 24
TWP 52 RGE 23
TWP 52 RGE 22
TWP 52 RGE 21
Birchbark Lake kimberlit
(Shore Gold)
Shipman
Foxford
Weirdale
Meath Park
Kimberlite Body
Buckshot Holdings/Commando Holdings
101010307 SK Ltd.
101012190 SK Ltd.
101027101 SK Ltd.
Morgain Minerals Inc.
Claim held by others
0 2 4 6 8
kilometres
Fort a la Corne Diamond Fields Inc.
Prince Albert area, Central Saskatchewan
Fort à la Corne Area Properties
Western Claims
October, 2002
Compiled by: Robertshaw Geophysics
NTS: 73 H
Date: October, 2002
Scale: 1:200 000
Figure 4

3.3 Current Mineral Disposition Status

The competitive mineral property status of the Fort à la Corne area, as of October 1, 2002, is shown in Figure 2. The core property which contains 63 confirmed kimberlite occurrences is held by the Fort à la Corne (FalC) JV of Cameco/De Beers/Kensington, and has been maintained in good standing since the claims were acquired in 1988 and 1989. The JV currently holds 121 claims for a total of 22 544 ha. During 2001, the FalC JV sold 3 outlying blocks of claims containing 5 drill-confirmed kimberlite bodies located in the northern part of the trend, to Shore Gold Inc. The blocks are located near Weirdale (4 claims, 1024 ha in area, containing 2 kimberlite bodies), near Foxford (12 claims, 1088 ha in area, also containing 2 kimberlite bodies) and east of Birchbark Lake (5 claims, 320 ha in area, containing 1 kimberlite).

Shore Gold Inc. have progressively increased their land holdings by staking around the margin of the Fort à la Corne area since 1995, in addition to the above mentioned purchases in the north part of the area. Shore Gold currently hold 125 claims with a total area of 28,432 ha. Shore's Star Kimberlite body, which seems to be one of the more prospective kimberlites of the district, is located at the southeastern end of the Fort à la Corne kimberlite trend. One other small kimberlite body is located on Shore claims to the east of the Star kimberlite. Shore's inventory of kimberlites (8 in all) consists of the 2 bodies at the southern end of the trend, together with the 5 kimberlites purchased from the FalC JV and a small body located near Foxford. Skeena Resources Ltd. hold an option to earn 70 % of the Weirdale, Foxford and Birchbark Lake properties.

United Carina Resources Corp. and Consolidated Pine Channel Gold Corp. had sizeable exploration programs during the 1993-94 period, which included over 55 drill holes in the Montreal Lake – Wapawekka Lake area to the north, and the Torch River area east of Fort à la Corne. They have recently renewed their kimberlite exploration programs by acquiring sizeable properties in the wider Fort à la Corne area (January 2000) and claims adjacent to the Cameco/De Beers/Kensington kimberlite 122 (with Shane Resources, November, 2000) on the west side of the main kimberlite cluster. Notable properties are the Smeaton claim block (10 624 ha) which contains a drill tested kimberlite body, and the 'Diamond Lady' claim block which adjoins the east side of the main FalC JV property. United Carina and Consolidated Pine Channel currently hold 57 323 hectares in 267 claims. In 2002, PanTerra Exploration Corp. entered into option agreements to acquire a 60% interest in the Smeaton and 'Diamond Lady' claim blocks.

Ipsco, who maintain claims in the vicinity of their 1950's iron ore exploration project (the Choiceland iron deposit), have modestly persued diamonds exploration south of Choiceland since 1989. Ipsco recently added to their dispositions, mainly extending further to the east of the main Fort à la corne kimberlite cluster, and now control 79 largely contiguous claims covering 8795 hectares.

Successor companies of Rhonda Mining, formerly a major participant, now hold 5 claims east of the Fort à la Corne main cluster and 1 small claim south of the Saskatchewan River, a total of 1088 hectares. Claude Resources, also a major participant during the mid '90's, is currently reduced to holding 1 claim (256 ha).

In December, 2001, Twin Oaks Management staked a 30 claim property (24 736 ha) near Foxford and northeast of Birchbark Lake.

Currently, an area in excess of 100 km north-south x 80 km east-west, centred on the Cameco/De Beers/Kensington Fort à la Corne dispositions, is almost completely staked.

4 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property lies between 25 km and 100 km east and northeast of the City of Prince Albert, population 42,000, which is served by road, rail and scheduled air links. Provincial Highway 55 and a single track Canadian Pacific rail line, which link Prince Albert and the town of Nipawin, traverse the properties between Meath Park and Choiceland (Figure 2). A series of villages of which Smeaton (population 220) is the largest, are located along Highway 55. Paved Highway 120 (Meath Park to Candle Lake) and subsidiary roads provide access to the western portion of the properties. Highway 6, linking Melfort and Choiceland, is located on the east side of the claims. Highway 302 provides access to claims south of the North Saskatchewan River. A network of unpaved grid roads covers the agricultural belt which lies between the White Fox River and Highway 55, and extends irregularly north of Highway 55. Towards the west, farm land served by grid roads extends as far as 55 km north of Prince Albert. This is the northern limit of arable agriculture in this region of the province. Approximately 150,000 ha (60 %) of the combined disposition areas fall within agicultural land.

The Fort à la Corne Provincial Forest occupies non-agricultural land between the White Fox River and the Saskatchewan River. North of Highway 55, most of the non-agricultural land is classified as Northern Provincial Forest. Some forest fringe areas are classified as underdeveloped Crown Lands and certain areas are subject to wildlife habitat regulations. Access within the forested areas is provided by a network of logging roads and 4WD trails.

This region of the province falls within the boreal transition ecoregion which defines the gradation from the grasslands and aspen groves of the south to the true boreal forest of the north. Both the Fort à la Corne Provincial Forest and this region of the Northern Provincial Forest are generally mature forest, with a predominance of jack pine. Aspen, alder, white and black spruce, poplar and tamarack are found in local stands.

The terrain is flat except for the deeply incised flanks of the North and South Saskatchewan River valleys in the south and an area of sand dunes in the southeastern part of the properties, near Highway 6. Elevations within the properties range from 450 m to 550 m ASL, rising gently towards the northwest. The highest elevations are found to the southwest of Candle Lake, within the Northern Provincial Forest.

Climate data have recently been compiled by the University of Saskatchewan Geography Department as part of the Atlas of Saskatchewan project (1999). The climate of the Prince Albert region is described as humid continental, cool summers (Köppen temperature and precipitation classification). The annual mean temperature (100 year average) is 0.8°C. Monthly mean temperatures vary from -19°C (January) to +17°C (July). The average annual number of hot days (30°C or higher) is 6. The average annual number of very cold days (-30°C or lower) is 29. The annual mean precipitation is 406 mm, with precipitation (0.2 mm or greater) in 21 days per year, on average.

The uranium and gold mining operations of northern Saskatchewan are serviced in part by Prince Albert area businesses, and draw skilled labour form this area. Electrical power is generated nearby (the E.B. Campbell Hydro Generating Station on the Saskatchewan River west of Nipawin) and telecommunications infrastructure is in place.

5   History

5.1   Diamonds exploration in Central Saskatchewan
5.1.1   Sturgeon Lake

The presence of kimberlite in Saskatchewan was unknown until Monopros, the Canadian subsidiary of De Beers, discovered an exposure during a regional prospecting program in 1987. The kimberlite was found in a gravel pit located in a terrace on the north shore of Sturgeon Lake, some 35 km northwest of Prince Albert.   The find came to the attention of local prospectors in 1988 when Monopros set up a bulk processing plant at the site, and rumours began to circulate in the exploration community.   Since kimberlites often cause magnetic anomalies, several companies conducted aeromagnetic surveys in the vicinity during the summer of 1988, and a number of anomalies were discovered within a few kilometers of Sturgeon Lake. The activity resulted in a considerable amount of staking.

The Sturgeon Lake body ultimately proved to be a glacially transported raft of kimberlite measuring about 180 m x 110 m and 10 to 20 m thick, and underlain by about 40 m of overburden.   In a 1988 ground magnetometer survey reported by Monopros (SIR Open File 73G08-0001), the Sturgeon Lake kimberlite is represented by an oval mag high with a peak value of 1700 nT above background.

Monopros processed 226 m^3 of kimberlite from 11 trenches on this body in 1988, and shipped a heavy mineral concentrate to their Thunder Bay laboratory.   A few microdiamonds were recovered, but no macrodiamonds were reported. Monopros and others (Claude Resources, Corona Corp., Cameco Corp., Rhonda Mining Corp.) drilled additional targets of this type in the Sturgeon Lake area between 1989 and 1993, with mixed success. At least two smaller, rafted kimberlite blocks were confirmed, although no diamond recoveries are reported.   All the Sturgeon Lake area claims were subsequently allowed to lapse.   The original gravel pit exposure of kimberlite was restaked in May, 2000. An in situ source for the glacially transported Sturgeon Lake kimberlite blocks has not been identified.

5.1.2   Fort à la Corne

During the 1988 staking rush, Uranerz Exploration and Mining acquired a large land position in the Fort à la Corne Forest area, some 60 km east of Prince Albert. The ground was chosen on the basis of aeromagnetic anomalies which were thought to resemble kimberlite-type targets, in the available GSC (1960's era) regional aeromagnetic coverage. Twenty eight isolated contour highs were identified and staked. Subsequently, a detailed aeromagnetic survey of the area in 1989 revealed 73 prominent magnetic anomalies, of which 71 have so far been proven to be caused by kimberlite bodies (Lehnert-Thiel et al., 1992, Jellicoe et al, 1998).

The main group of kimberlites is located within the Fort à la Corne Provincial Forest and forms a north-northwest elongated cluster approximately 32 km in length, extending from the Saskatchewan River to Highway 55 near Shipman, as shown in Figure 3.   Smaller outlying kimberlite clusters occur near Weirdale in the west, near Foxford in the north and near Snowden in the northeast. The kimberlite bodies are grouped more densely in the south, and spaced out more irregularly towards the north. A grouping of very large kimberlite bodies occurs in the southern part of the trend, as shown in Figure 3.

The sizes of the kimberlite bodies have been estimated from geophysical models, which indicate a range of 2.7 to 184 hectares. The mass of kimberlite at each body has also been estimated, using a conservative density value of 2.5 gm/cc, and ranges from 3 to 675 million tonnes. The cumulative kimberlite footprint area for the 71 bodies held by the FalC JV in 1998 was estimated to be 2818 hectares, and the total mass of kimberlite was estimated at 9.5 billion tonnes (Jellicoe et al., 1998).

The Fort à la Corne Joint Venture between Uranerz and Cameco was formed in 1989. Monopros (now De Beers) joined the JV in 1992, followed by Kensington Resources in 1995. In 1998, Uranerz was acquired by Cameco. According to an October 15, 2002, news release by Kensington Resources, the project ownership is currently Cameco (15.5%), De Beers (42.25%) and Kensington (42.25%). The Cameco/De Beers/Kensington land holding currently (October, 2002) consist of 22 544 hectares in 121 claims.

5.1.3 Candle Lake

In 1993, War Eagle Mining Co. and Great Western Gold Corp. acquired a block of ground immediately east of Candle Lake, covering an area approximately 70 km north-south x 60 km east-west, and beginning 6 km north of the northern-most kimberlite body of the Cameco/Monopros/Uranerz Fort à la Corne project. Early work by War Eagle and Great Western Gold included large scale aeromagnetic surveys, follow-up ground magnetometer surveys and drilling. Three kimberlite bodies (C28, C29 and C30) were intersected in 1994 (SIR Open File 73I-03-0005). Kennecott Canada optioned the property in early 1995. Further drilling indicated that bodies C29 and C30 were actually one elongated kimberlite body with a non-magnetic central section. The C29/C30 body is estimated to contain in excess of 60 million tonnes of kimberlite, while body C28 is thought to contain about 6 million tonnes.

A mini-bulk sampling program was completed on the C29/C30 body during the winter of 1998, with a total of 7.5 tonnes of kimberlite recovered. Diamond recoveries were deemed to be poor and Kennecott terminated their interest in the Candle Lake property in the fall of 1998 (Great Western Gold news release, November 26, 1998). The property was inactive until the summer of 2002 when Great Western Gold completed a drilling program of 3 NQ holes. The current ownership is Great Western Gold (80%), War Eagle Mining (20%).

5.1.4 Shore Gold (Star kimberlite)

In December, 1995, a Crown Reserve covering the Saskatchewan River valley was released for staking. The land included two aeromagnetic targets immediately south of the Fort à la Corne JV claims which were widely known at that time, from numerous aeromagnetic surveys, to be kimberlite-type targets. The ground was acquired by Shore Gold Inc. and is currently held 100% by Shore Gold. Both features have proven to be kimberlite bodies, and the larger of the two targets has been named by Shore the 'Star kimberlite'.

Shore describe the Star kimberlite as over 4 sq km in area (with drill-defined thicknesses of at least 30 m), with a mass in excess of 400 million tonnes. These figures would place the Star kimberlite as the largest single kimberlite body in footprint area, and among the top five bodies in mass, of the Fort à la Corne district. However, as shown in Figure 3, many of the Fort à la Corne kimberlite bodies are comparable in size but for historical reasons are subdivided. Applying the Fort à la Corne JV practice, the Star kimberlite might be regarded as 4 or 5 coalesced bodies. Shore's practice is probably more appropriate as the geological model has evolved from vertical diatremes to flat-lying crater facies material since the FalC JV numbering scheme was implemented.

5.1.5 Smeaton

A very weak aeromagnetic anomaly was detected 10 km north of Smeaton in 1994 by The Saskatchewan Diamond Syndicate (Golden News Resources, Laminco Resources and Swannell Minerals). Golden News/Laminco/Swannell obtained ground mag coverage of the target in 1995. A 200 m-wide anomaly of 25 nT peak amplitude was located, in agreement with the aeromagnetic feature. The target was drilled by Laminco, Swannell and Calco Resources in 1996. Hole RS-1 was collared at the centre of the ground mag anomaly and intersected 90.7 m of kimberlitic material beneath 128.0 m of overburden. The hole ended in sandy mudstones, possibly Mannville Group sediments, at a depth of 248 m. Four samples of kimberlite core were tested for microdiamond content by caustic fusion, and none were found. The property was allowed to lapse in 2000.

D.W. Ventures acquired the ground in June, 2000, and the expanded property is now wholly owned by United Carina Resources (50%) and Consolidated Pine Channel (50%). In 2000, a gravity survey was completed, followed by a program of 4 'H' size drill holes. United Carina subsequently reported that 3 holes reached bedrock and intersected 'several metres of subaqueous fragmental and marine worked kimberlite, intercalated with fine grained sediments'. No microdiamond or indicator mineral results have been released. PanTerra Exploration Corp. hold an option to acquire 60% of the 30-claim property which includes this kimberlite body.

5.1.6 Foxford

Rhonda Mining intersected 34.5 m of kimberlite in a drillhole 3 km east of Foxford in 1993. Drillhole OFS93-012 was targeted at a very weak magnetic anomaly derived from a detailed aeromagnetic survey and subsequently confirmed by ground mag coverage. The kimberlite intersection occurs in Lower Colorado shales, 70 m below the bedrock surface. Three microdiamonds were recovered from 20.77 kg of core (SIR Open File 73H06-0003). Two follow-up holes were drilled by Kensington Resources in 1994. Due to a property ownership dispute at the time, these were collared in a road allowance 500 m further east and failed to intersect kimberlite (SIR Open File 73H06-0010). The kimberlite intersection of OFS93-12 is over 800 m south of two known kimberlite bodies of the Fort à la Corne JV, which are located north of Highway 55, east of Foxford (as shown in Figure 3).

The kimberlite discovery location was held by Rhonda and later by Kimmswick Diamonds as a single, small (64 ha) claim, and was allowed to lapse in 1999. The ground was restaked by Active Engine in February, 2000, and is currently held by Shore Gold.

5.1.7 Snowden South

In 1993, Rhonda Mining staked a group of claims immediately south of the Cameco/De Beers/Kensington Snowden claim block after a detailed aeromagnetic survey indicated the possibility of shallow magnetic features extending across the Cameco/De Beers/Kensington claim boundary. Three drillholes were completed by Rhonda Mining Corp. in 1993, 5 km southeast of Snowden. All three encountered tuffaceous and detrital kimberlite (thicknesses of 15 m, 9 m and 14 m) at the bedrock surface (approximately 110 m below surface). Indicator mineral chemistry and microdiamond analyses were performed on kimberlite core samples. A total of 21 microdiamonds were reported from approximately 100 kg of kimberlite. (SIR Open File 73H07-0018).

A nearby follow-up drillhole in 1994 (OFS94-017) failed to intersect kimberlite. This hole was drilled to a final depth of 160.0 m after intersecting the bedrock surface at 112.86 m. The section containing the Rhonda drillholes, and an adjacent section to the east, is currently held by Anglo Minerals.

5.1.8 Diamond-related Exploration Expenditures

Annual mineral expenditure figures are compiled by Saskatchewan Industry and Resources. The expenditures relating to diamonds exploration since 1988 are compiled in Table 3.

Table 3: Historic kimberlite exploration expenditures in Saskatchewan.

Year	Estimated Spending ($ Million)	Number of Operators	Number of Assessment Submissions
1988			2
1989	2.29	6	9
1990	1.75	7	8
1991	2.67	5	3
1992	4.20	7	10
1993	11.06	20	63
1994	10.14	22	64
1995	3.76	16	11
1996	5.72	13	7
1997	2.39	8	6
1998	1.06	8	1
1999	1.43	8	Subject to 3 yrs confidentiality period
2000	4.11	8	..
2001	8.56 estimated		..

The surge in exploration activity during 1993 and 1994 was largely driven by the availability of cheap, high quality aeromagnetic surveys. The southern third of Saskatchewan (south of latitude 53°N) had virtually no aeromagnetic coverage in the public domain at that time. Also, the 1960's era regional GSC aeromagnetic coverage north of 53°N was seen as only partially effective. Kimberlite discoveries during this period were disappointing, amounted to the 2 bodies at the War Eagle/Great West Gold Candle Lake property, and the two apparently small kimberlite bodies at Smeaton (Golden News/Laminco/Swannell) and Foxford (Rhonda Mining). The Snowden south area extension of a Cameco/De Beers/Kensington JV kimberlite was also outlined (by Rhonda Mining) during 1993-94.

During the mid 1990's, in response to the high level of industry activity, GSC sponsored a program of aeromagnetic coverage of southern Saskatchewan. The program was jointly funded by GSC, the province (SGS) and industry partners. Seven blocks of new (digital) coverage were obtained and have been released as GSC Open Files. The existing analogue aeromag data of the 1960's has been digitized and merged with the new coverage to provide complete aeromagnetic coverage of the province, as shown in Figure 8.

Between 1997 and 1999, activities at the major Saskatchewan exploration projects declined to a low level. Kennecott withdrew from the Candle Lake project and activity by junior companies also subsided. Beginning in 2000, the Cameco/De Beers/Kensington JV and the Shore Gold projects have renewed and accelerated their exploration programs, although junior company activity remains weak.

5.2 Prior Exploration Work within the 5 Properties of Interest

No kimberlite exploration work has been performed by the current property owners. Following are summaries of work performed by prior owners, which has been submitted to Saskatchewan Industry and Resources in fulfillment of assessment requirements. As such, the reports may not contain the results of all work actually completed.

5.2.1 Aeromagnetic Surveys

SIR Open Files contain records of 6 aeromagnetic surveys which have been completed within and peripheral to the 5 properties of interest. Over 90 % of the properties are covered by these surveys. The results of each survey are available from SIR as paper prints of total magnetic field contour maps, and also in most cases as vertical magnetic gradient contour maps. Digital data files for only one survey, the 1996 Fort à la Corne JV Geotem test survey, are available from SIR. The aeromagnetic surveys are listed in Table 4, and the corresponding outlines are shown in Figure 5.

Table 4: Aeromagnetic surveys in SIR Open Files

SIR Open File	Company	Date of work	Area	Survey specs
73-0003	Skeena Resources	1990	Birchbark Lake Candle Lake #9 Candle Lake Wolftrap Creek	Small blocks, 300 m line spacing
73H07-0010	Aaron Oil	1990	South Snowden	1063 line km, 200 m line spacing
73-0009	Rhonda Mining	1993	Regional	51,600 line km. 150 m, 200 m and 300 m line spacing.
73H-0004 73H-0005	Golden News	1994	Golden 1, 2, Rebitt Golden 4, 5, Torch R	5542 line km, 300 m line spacing. 12,631 line km, 150 & 300 m line spacing.
73H06-0007	Guardian/Mountain Province/Pallaum	1994	Strong Pine	1714 line km, 200 m line spacing
73H-0008	Uranerz	1996	Smeaton	Geotem test survey 12 km x 4 km block 300 m line spacing

The 1990 work by Skeena Resources involved fixed wing aeromagnetic surveys over four single claims covering targets picked from GSC regional aeromagnetics. The aeromagnetic surveys indicated broad mag high features which were interpreted as basement-type signatures. The targets were not drilled and the claims were allowed to lapse.

The 1993 aeromagnetic coverage by Rhonda Mining consisted of several surveys which were merged together. Canagrad flew three detailed surveys (150 m and 200 m line spacing) over the Fort à la Corne JV area, covering most of NTS map sheet 73 H/7 and adjacent ground. Geoterrex flew a larger survey (with 300 m line spacing) over the surrounding area, extended particularly towards the east, and also several peripheral blocks. The combined Canagrad/Geoterrex coverage includes the portion of the properties lying to the east of, and including Range 23, and comprising 69% (171,000 ha) of the presently held properties. Contour maps of the combined mag coverage follow NTS sheet outlines at 1:50,000 scale. The survey results are presented on 38 sheets with both total magnetic field contours and vertical gradient contours. The Rhonda survey seems to be a high quality data set, and although not available in the public domain in digital form for further processing, the contour maps are a useful starting point to search for subtle anomalies.



Smeaton
Choiceland
Weirdale
Meath Park
Prince Albert
Fort à la Corne

Skeena Resources, 1990

Aaron Oil, 1990

Golden News, 1994

Guardian, Mountain Province, Pallaum, 1994

Fort a la Corne JV, Geotem, 1996

Rhonda Mining, 1993

Properties of interest to
Fort a la Corne Diamond Fields Inc.

Kimberlite Body

0 5 10 20

kilometres

Fort a la Corne Diamond Fields Inc.

Aeromagnetic Surveys in SIR Open Files

Fort à la Corne area

Compiled: Robertshaw Geophysics	Scale: 1:500 000
Drawn by: Robertshaw Geophysics	Date: October, 2002
NTS: 73 H, 73 I	Figure 5

The 1994 Golden 2 and Rebitt aeromagnetic surveys by Golden News cover a further 20 % of the properties to the west of Township 23. The flight line spacing for these surveys was 300 m. Contoured total field and calculated vertical magnetic gradient maps at 1:50 000 scale are available in SIR Open Files.

Some eastern portions of the properties lie within the Golden 4 survey area, which provides 150 m line spacing coverage. Contoured total field and calculated vertical magnetic gradient maps at 1:25 000 scale are available in SIR Open Files. The Golden 4 survey detected the weak anomaly 9 km north of Smeaton which was drilled in 1996 (Laminco/Swannell/Calco Resources) and found to be caused by kimberlite.

The 1996 Geotem survey by Uranerz (Fort à la Corne JV) included aeromagnetics. The survey covers 10 known kimberlite bodies, which are all strongly magnetic, within a 12 km x 4 km block. The aeromagnetic and EM/resistivity data are available in digital form from SIR.

5.2.2   Ground Magnetometer Surveys

SIR Open File records contain 17 reports with details of 34 ground mag surveys which have been completed since 1889 within and peripheral to the 5 properties. The survey locations are indicated in Figure 6. The corresponding Open File listings are contained in Table 5.

The Agate Bay and Kennecott surveys (1994 and 1996, respectively) located broad mag features which were interpreted to be caused by deep magnetic features (> 600 m) which seem to be related to basement geology.

The 1989 ground mag surveys by Uranerz were tests of broad aeromagnetic features, and all are described as caused by basement geology in Open File report 73H-0001. The Ipsco coverage located weak, sinuous magnetic features which were thought to be at bedrock depth (+/- 100 m), but were not confirmed by drilling, and were likely caused by features in overburden. Two of the four Skeena surveys were follow-up to single claim-size aeromag surveys, the remaining two were located on GSC aeromag highs. All four mag features were subsequently interpreted to be caused by basement.

Rhonda's Foxford-Shipman area ground mag survey located the weak mag high (14 nT peak) which proved to be caused by a small kimberlite body near Highway 55. Rhonda's ground mag survey south of Snowden mapped the southern extension of a Fort à la Corne JV kimberlite body, later proven by drilling to be caused by up to 15 m thicknesses of kimberlite. The Rhonda ground mag survey on claims adjacent to the west flank of Fort à la Corne JV kimberlite 122 detected a weak mag feature, 400 m in diameter, in the northwestern segment of the coverage. The flank of the magnetic signature of the nearby kimberlite 122 was also noted.

Rhonda's ground mag surveys in the Candle Lake area, Birchbark Lake area, Alder Flats and near the Saskatchewan River seem to have been over basement features.

The Laminco/Swannell/Calco ground mag survey north of Smeaton confirmed the presence of a small, weak anomaly noted in aeromagnetics. The ground mag anomaly was 25 nT in amplitude and 200 m in diameter, and was subsequently shown to be caused by a small kimberlite body.



73H 14

73H 15

73H 16

RS-1, 1996
Laminco, Swannell, Calco Resources

OFS93-014
Rhonda Mining, 1993

OFS93-012
Rhonda Mining, 1993

OFS93-011
Rhonda Mining, 1993

OFS93-02, -03, -04, OFS94-017
Rhonda Mining, 1993

73H 11

OFS93-013
Rhonda Mining, 1993

73H 10

Smeaton

Choiceland

73H 9

Weirdale

Meath Park

503-01
Uranerz, 1992

OFS93-015
Rhonda Mining, 1993

4 drillholes
Ipsco, 1991

73H 6

73H 7

73H 8

Prince Albert

Fort à la Corne

OFS93-009, -010
Rhonda Mining, 1993

OFS93-005
Rhonda Mining, 1993

Ground Mag Surveys

🟥	Agate Bay Resources, '94
🟧	Ipsco, '89, '90
🟦	Kennecott, '96
🟪	Laminco/Swannell/Calco, '95
🟩	Rhonda Mining, '93, '94, '95, '96, '97
🟦	Skeena Resources, '90
🟫	Uranerz (Fort a la Corne JV), '89, '92

Properties of interest to
Fort a la Corne Diamond Fields Inc.

★ Drillhole (SEM Open Files)

⬤ Kimberlite Body

NOTE:
Drillholes by the Fort à la Corne JV,
Shore Gold and Candle Lake JV
on kimberlite bodies are not shown.

0   5   10   20

kilometres

Fort a la Corne Diamond Fields Inc.

Exploration Drillholes and
Ground Magnetometer Surveys
in SIR Open Files
Fort à la Corne area

Drawn by: Robertshaw Geophysics	Scale: 1:500 000
Drawn by: Robertshaw Geophysics	Date: October, 2002
NTS: 73 H, 73 I	Figure 6

Table 5: Ground magnetometer surveys in SIR Open Files

Company	SEM Open File	Date of work	Area
Agate Bay Resources	73-0006	1994	2 small blocks, west of Birchbark Lake
Kenecott	73-0011	1996	11 km northwest of Candle Lake
Uranerz	73H-0001	1989	Gronlid area, near Rhonda drillhole OFS93-005 7 km north of Snowden 14 km north of Snowden 7 km northeast of Snowden 15 km northeast of Snowden 5 km east of Choiceland Strong Pine area (south of Weirdale)
Uranerz	73H06-0001	1992	3 blocks, 3 km to 6 km SE of Weirdale
Ipsco	73H07-0007 73H07-0008	1989 1990	Edge of Choiceland iron formation. 4 small blocks, gradiometer survey, same area as 1989 work.
Skeena Resources	73-0003	1990	20 km west of Candle Lake 10 km west of Candle Lake 3 km east of Birchbark Lake 3 km northeast of Meath Park
Rhonda Mining	73H02-0003	1995	Saskatchewan River area, Twp 48, R 20.
Rhonda Mining	73H06-0003	1993,94	Foxford - Shipman area, OFS93-012 kimberlite.
Rhonda Mining	73H06-0004	1993	4 km south of Weirdale 5 km southeast of Weirdale 5 km northeast of Weirdale
Rhonda Mining	73H06-0005	1993	2 km southeast of Birchbark Lake
Rhonda Mining	73H06-0006	1993	8 km south of Weirdale
Rhonda Mining	73H07-0013	1993	Alder Flats – area of drillhole OFS93-011.
Rhonda Mining	73H07-0018	1993	South of Snowden – area of drillholes OFS93-002, -003, -004 and OFS94-17.
Rhonda Mining	73H07-0024	1997	Adjacent to FalC kimberlite 122
Rhonda Mining	73H11-0002	1996	4 km south of Candle Lake
Laminco/Swannell/Calco	73H10-0002	1995	9 km north of Smeaton. RS-1 kimberlite.

5.2.3   Drilling

Saskatchewan Industry and Resources Open Files contain records of four prior mineral exploration holes within the Buckshot Holdings/Commando Holdings and 101012190 SK claims, and their locations are shown in Figure 6. One hole was drilled by Uranerz in 1992 and the remaining three holes were completed by Rhonda Mining in 1993. Other than the 251 drillholes that have been completed on the Fort à la Corne JV kimberlite bodies since 1989, and the 31 drillholes reported to date by Shore Gold at the Star Kimberlite property, an additional 14 exploration drill holes have been reported by other operators in the vicinity of the 5 properties. The locations of these exploration holes are also indicated in Figure 6.

One drill hole was completed within the present Buckshot Holdings/Commando Holdings property, as follows:

- In 1993, Rhonda Mining Corp. completed drillhole OFS93-011 near the centre of Section 27, Twp 51, Rge 20, W2, (8 km south-southwest of Smeaton) which is presently held as claim S-134605. Rhonda developed a target at this site based on a broad feature in aeromagnetic coverage, further refined by a ground mag survey. The drillhole did not intersect kimberlite. The overburden depth was 124.9 m, and the hole ended at 401 m in Devonian Dawson Bay Formation limestones (SIR Open File 73H07-0013). The magnetic anomaly was probably caused by basement geology.

Three drill holes have been reported within claims owned by 101012190 Saskatchewan Ltd., as follows:

- Drilhole 503-01, located 6 km south of Weirdale, was located near the west edge of Section 16, Twp 51, Rge 22, W2. The collar location is near the north edge of claim S-135079 and was intended to investigate a weak (40 nT) ground mag anomaly. The drillhole intersected 100 m of sandy overburden and ended in Colorado Group shales at a depth of 240 m. No kimberlite was intersected. The weak magnetic target seems to have been caused by magnetite concentrations in the overburden. (SIR Open File 73H06-0001).

- A 1993 drillhole by Rhonda Mining (drillhole OFS93-013) was located 5 km east-southeast of Weirdale in the south half of Section 34, Twp 51, Rge 22, W2. The site is near the west edge of the present claim S-135084. The hole tested a broad mag high in ground mag coverage. No kimberlite was intersected. The overburden thickness was 125.65 m and the total depth of the hole was 290.0 m. The hole ended in unconsolidated sandstone of the Mannville Group. The mag target seems to have been a basement feature. (SIR Open File 73H06-0004).

- Also in 1993, Rhonda Mining completed drillhole OFS93-015, located 8 km south of Weirdale in the south part of Section 9, Twp 51, Rge 22, W2. The hole was collared 2 km south of the 1992 Uranerz drillhole 503-01, and falls within the current claim S-135076. The target was a broad mag high from ground mag coverage. The HQ size hole intersected 117 m of overburden and ended in poorly consolidated sandstone of the Mannville Group at a depth of 240 m. No kimberlite was intersected. The magnetic anomaly was probably caused by a basement feature. (SIR Open File 73H06-0006).

The following drillholes are located adjacent to the 5 properties:

- In 1993, Rhonda Mining, completed drillhole OFS93-012 in Section 5, Twp 52, Rge 21, W2 (3 km east of Foxford). The target was a weak ground mag anomaly described as a 14 nT peak, 35 m in diameter. The hole intersected a 34.5 m interval of kimberlite and intercalated sediments in Lower Colorado shales from 179.45 to 211.94 m. Depth to bedrock was 109.96 m. The hole ended at 299.0 m. A 20.77 kg sample of kimberlite yielded 3 microdiamonds. (SIR Open File 73H06-0003).

  In 1994, Rhonda and Kensington Resources drilled two more holes (KR94-16 and KR94-17) in the road allowance 500 m to the east of OFS93-012. The holes ended at

302.0 m and 257.0 m depth, respectively. Neither of these holes intersected kimberlite. (SIR Open File 73H06-0010).

- Three drillholes were completed by Rhonda Mining Corp. in 1993, located 5 km southeast of Snowden, in Section 5, Twp 52, Rge 18, W2, adjacent to a large kimberlite body on Cameco/De Beers/Kensington ground to the north.
  - Rhonda drillhole OFS93-02 encountered 15 m of tuffaceous/detrital kimberlite immediately below the overburden, from 102 m to 117 m. The hole ended at 160.6 m depth.
  - OFS93-03 cut 9 m of eruptive and detrital kimberlite material beneath 95.12 m of overburden. The hole ended at 154.8 m depth
  - OFS93-04 intersected 14 m of mainly tuffaceous kimberlite immediately below the overburden, from 94.4 m to 108.4 m. The hole ended at 160.6 m depth.   Indicator mineral chemistry and microdiamond analyses were performed on kimberlite core samples. A total of 21 microdiamonds were reported from approximately 100 kg of kimberlite. (SIR Open File 73H07-0018).

    A nearby follow-up drillhole in 1994 (OFS94-017) failed to intersect kimberlite. This hole was drilled to a final depth of 160.0 m. The overburden thickness here was 112.86 m.

- In 1991, Ipsco drilled 4 holes in Section 14, Twp 50, Rge 18, W2, about 20 km south of Choiceland. The holes reached a maximum depth of 134.0 m, sampling a few metres of bedrock in each case. Overburden thickness varied from 110.9 m to 126.8 m. No kimberlites were intersected. (SIR Open File 73H07-0009). The ground is still held by Ipsco. The location is adjacent to Buckshot/Commando claims S-134509 and S-134510.

- In 1993, Rhonda Mining Corp. drilled OFS93-005 in Section 36, Twp 48, Rge 19, W2, located south of the Saskatchewan River and about 15 km northwest of Gronlid. The hole intersected bedrock at 137.2 m and reached a final depth of 197.97 m. Rhonda reported a 0.6 m-wide interval from 159.65 m as 'kimberlite equivalent' in the Lower Colorado Ashville Member.   The interval contains bentonite and medium-grained sandstones containing kimberlite minerals (SIR Open File 73H02-0001). The drill target was a broad mag high which probably represents a basement feature.   Rhonda's assessment submission report mentions a ground mag survey but the survey data were not submitted.   A small claim (64 ha) at this site is currently held by Forest Gate Resources. Shore Gold holds the immediately surrounding land. Buckshot/Commando claims are 2 km northeast of OFS93-005 and extend to the north.

- In 1993, Rhonda Mining Corp. drilled OFS93-014 in Section 29, Twp 52, Rge 21, W2, located about 6 km north of Foxford and adjacent to the present Buckshot/Commando claim S-134758.   The hole was drilled to a depth of 296 m, ending in Mannville Group sandstones, with no indication of kimberlite. The overburden thickness was 118.6 m. (SIR Open File 73H06-0005). After lapsing during the late 90's the ground was restaked by Active Engine (February, 2000) and is currently held by Shore Gold.

5.2.4   Drilling Results from the Snowden Kimberlites

A cluster of eleven kimberlite bodies occurs near the village of Snowden, adjacent to claims held by Buckshot Holdings/Commando Holdings and 101010307 Saskatchewan Ltd. The Fort à la Corne JV completed 10 drillholes on the Snowden kimberlite bodies between 1989 and 1997.

The hole locations are indicated by black star symbols in Figure 7.

Table 6: Snowden area drill holes (Fort à la Corne JV) in SIR Open Files

SIR Open File	Company	Drillhole	Year	Overburden	Top of Kimberlite (m)	Kimberlite thickness (m)	EOH (m)
73H-0001	Uranerz	613-1	1989	79.9	79.9	41.1*	121
73H-0001	Uranerz	601-1	1989	82.3	82.3	45.7*	128
73H07-0016	Uranerz	604-1	1993	82.3	82.3	97.4	200
73H07-0020	Uranerz	603-1	1994	89	89	207	300
73H07-0020	Uranerz	614-1	1994	141	141	175*	316
73H-0008	Uranerz	601-2	1996	84.5	84.5	128.5	216
73H-0008	Uranerz	613-2	1996	79	79	41.0*	120[A]
73H-0008	Uranerz	615-1	1996	120.5	166.5	181.5*	348.0
73H07-0026	Uranerz	605-1	1997	109.1	109.1	125.0*	234.1
73H07-0026	Uranerz	612-1	1997	75.0	75.0	57.3	164.6

Note:
  * Hole ended in kimberlite
  [A] Hole abandoned

Drillholes 601-1 and 613-1 (1989) penetrated less than 50 m of kimberlite and were terminated in kimberlite. Seven microdiamonds were recovered from 88.5 kg of kimberlite obtained in hole 601-1. The 58.5 kg of kimberlite from hole 613-1 contained no microdiamonds.

Drillhole 604-1 (1993, HQ core) intersected 97.4 m of mainly fine to very fine grained kimberlite with intercalated sediments in the lower 20 m of the intercept. No microdiamonds (or macrodiamonds) were recovered from the 199 kg of kimberlite obtained.

1994 drillhole 603-1 investigated the very strongly magnetic anomaly (1400 nT peak amplitude) which was predicted to be caused by a deep-going kimberlite body, possibly a diatreme. A 12" diameter reverse circulation hole was drilled to 300 m depth, intersecting 207 m of kimberlite. The kimberlite is described as very, very fine grained. From 37.742 tonnes of kimberlite theoretically excavated, 28.82 tons of chips were retained. One macrodiamonds (0.27 ct) and one microdiamond were recovered from this hole. The effective grade was calculated to be l.51 cpht, although the samples size is too low for a meaningful grade value.

Also in 1994, using the 12" diameter reverse circulation (RCA) method, drillhole 614-1 was terminated in kimberlite at a depth of 316 m due to drilling problems. This hole had intersected 175 m of kimberlite from the apparent bedrock surface at 141 m depth. The kimberlite was described as fine grained. The hole excavated a theoretical mass of 26.741 tonnes of kimberlite, of which 18.39 tonnes of sample were retained. Seventeen microdiamonds were recovered, and a grade estimate of 5.33 cpht was reported.

Smeaton kimberlite
(Panterra/Cons Pine Channel/United Carina)

S-134875 S-134874 S-134873 S-134872 S-1

S-134586

S-134587

S-134585 S-134584 S-134583

S-134825 S-134826 S-134827 S-134828 S-1

612 *611*

613

S-134578 S-134579 S-134580 S-134581 S-134582

S-134824 S-134823 S-134822 S-134821 S-1

614

S-134814

S-134815 S-134816 S-1

615

TWP 52 RGE19

605

Snowden

S-134812

TWP 52 RGE18

S-134577 S-134576 S-134575 S-134574 S-134573 S-134572

S-134811 S-1

603

S-134813

606

604

55

S-134566 S-134567 S-134568 S-134569 S-134570 S-134571 S-134805

601

S-134806 S-1

602

S-134565 S-134564 S-134563 S-134562 S-134561 S-134560 S-134804

S-134803 S-1

S-134554 S-134555 S-134556 S-134557 S-134558 S-134559

Prior drilling

★ Laminco/Swannell/Calco, 1996

★ Uranerz (FalC JV), 1989 - 1997

★ Rhonda Mining, 1993 - 94

Buckshot Holdings/Commando Holdings

101010307 Saskatchewan Ltd.

Fort a la Corne JV

Claim held by others

615
Kimberlite Body and
FalC JV Target Number

Scale 1:100 000

0   1000   2000   3000   4000

metres

Fort a la Corne Diamond Fields Inc.

Kimberlite Bodies and Drill Hole Locations in the Snowden area

Drawn by: Robertshaw Geophysics	Scale: 1:100 000
Drawn by: Robertshaw Geophysics	Date: October, 2002
NTS: 73 H/7, 73 H/10	Figure 7

In 1996, a 5" diameter reverse circulation drill system was used for 3 holes. Drill hole 601-2 was intended to test the encouraging microdiamond count obtained in the 1989 drillhole. This hole intersected 128.5 m of kimberlite and provided 2.84 tonnes of retained sample. One macrodiamond and 24 microdiamonds were recovered, and the grade was estimated at 0.2 cpht.

Drill hole 613-2 attempted to follow up the 1989 drilling at kimberlite 613. This hole was lost after hitting an artesian aquifer at 120 m depth. Forty-one metres of kimberlite intersection, with 1.036 tonnes of retained sample (very, very fine grained olivine kimberlite) had been acquired at that point. No microdiamonds were recovered and processing for macrodiamonds was not attempted.

Also in 1996, 5" RCA drill hole 615-01intersected 181.5 m of kimberlite and was terminated in kimberlite at 348.0 m depth, which was the rated depth capacity of the drill. From a theoretical mass of 6.497 tonnes, 3.215 tonnes of kimberlite chips (>0.85 mm size) were retained. Microdiamond analyses were completed on 8 composite samples weighing 68.55 kg, and 3 microdiamonds were recovered. No macrodiamond processing was performed.

1997 drilling consisted of 5" rotary holes at targets 605 and 612. Drillhole 605-1 intersected 125.0 m of kimberlite beneath 109.12 m of overburden. The kimberlite was described as dominantly poorly-sorted, fine- to medium grained olivine kimberlite. From a theoretical intersected mass of 3.855 tonnes, kimberlite chips with a total mass of 2.087 tonnes were retained. Microdiamond recovery by caustic fusion was performed on 44 kg of material, and 9 stones were recovered. The calculated microdiamond density for the entire hole was 212.9 stones/tonne. Macrodiamond recovery was performed on 1.892 tonnes of kimberlite, and no stones were recovered.

The 1997 drill hole 612-1 intersected 57.3 m of kimberlite at a depth of 75.0 m. The kimberlite interval consisted of interbedded altered kimberlite and kimberlitic sediments. The total retained kimberlite mass was 1.173 tonnes (representing 1.834 tonnes theoretical mass). 12.3 kg of samples were submitted for microdiamond analysis, and 1.082 tonnes of kimberlite were processed for macrodiamonds. No micro- or macro-diamonds were recovered.

Indicated overburden depths for the Snowden area seem to be highly variable. Several holes indicate depths in the 75 m to 89 m range, which are the lowest values within the FalC area other than for portions of the Star kimberlite body which is located in the fringe of the Saskatchewan River valley. Possibly some thicker overburden values from the Snowden area drilling may be due to overdrilling.

6   Geological Setting

A generalized geological section in the Fort à la Corne area consists of approximately 100 m of glacial overburden, some 500 m to 600 m of unmetamorphosed Phanerozoic sediments, and underlying Archean crystalline rocks. The kimberlites discovered so far (other than glacially rafted blocks) are contained within the Phanerozoic sediments, and are typically at or a few metres below the base of the overburden.

6.1   Basement Geology
The crystalline basement in the Fort à la Corne area is part of a belt of Archean and Early Proterozoic rocks, up to 600 km wide, which can be traced from South Dakota, through eastern



Major lithotectonic features after Kreis et al, 2000.

Digital aeromagnetics compiled by
Saskatchewan Industry and Resources
using data from Geological Survey of Canada.

Fort a la Corne Diamond Fields Inc.			
Aeromagnetics with Major Lithotectonic Features of the Precambrian Basement			
Compiled: Robertshaw Geophysics		Scale:	1:6 000 000
Drawn by: Robertshaw Geophysics		Date:	October, 2002
		Figure	8

Saskatchewan to Hudson Bay and at least as far as central Greenland (Lewry and Collerson, 1990). This belt, the Trans-Hudson Orogen, is the expression of the Himalayan-scale collision of the Superior plate and the Hearne-Rae-Slave platform which occurred between 1850 and 1800 Ma, and is a major component in the formation of the present day North American continent. Archean and Early Proterozoic rocks of the Trans-Hudson Orogen are exposed in the Shield area of northern Saskatchewan, some 150 km north of the Fort à la Corne area.

A major study of the architecture of the Trans-Hudson Orogen in Saskatchewan and Manitoba was undertaken during the 1990's as part of the Canada-wide LITHOPROBE program. Deep crustal seismic profiles were acquired near the shield margin during 1991 and 1993, accompanied by a wide range of geological, geophysical, geochemical and geochronological studies. A similar program (COCORP) had been active in U.S.A. during the 1980's, and included a deep seismic transect of the Trans-Hudson Orogen in Montana and North Dakota, approximately 700 km further south. A significant outcome of the LITHOPROBE and COCORP programs has been the recognition of a third microcontinent-scale crustal component lying between the Superior craton in the east, and the Hearne (in Canada) and Wyoming (in the US) cratons in the west. In both cases, a 200 to 300 km-wide buried block is overridden in the east by Superior crustal rocks, and is overridden in the west by Hearne or Wyoming crustal rocks (Lucas et al, 1994, Baird et al., 1995), with intervening belts of highly deformed Paleoproterozoic volcanics and sediments, and intrusives (the Superior boundary zone including Thompson Belt in the east, the La Ronge Belt and Wathaman Batholith in the west). The Paleoproterozoic rocks, largely representing island arc volcanics and associated sediments, oceanic crust and continental margin sediments which avoided subduction, and younger intrusives, collectively comprise the Reindeer Zone (Figure 8).

In Canada, the newly recognized Archean block has been named the Sask craton. Early Proterozoic volcanic and sedimentary gneisses of the Glennie, Flin Flon and Kisseynew Domains, which are components of the Reindeer Zone, overlie the northern portion of the Sask craton where the Trans-Hudson Orogen swings from a north-south trend in east-central Saskatchewan, to an east-west trend through northern Manitoba. Three small windows of reworked Archean rocks, including the 2450 Ma Sahli Granite in the Pelican Lake area west of Flin Flon (Heaman et al, 1995) seem to represent an exposed tip of the Sask craton. In North Dakota, the buried Archean block imaged by COCORP is approximately 200 km in width and is known as the Dakota block. This basement unit is entirely unexposed and lies largely beneath the deeper portions of the Williston Basin. Although they appear similar, the relationship between the Sask craton and the Dakota block is not clear.

From regional aeromagnetic and gravity coverage, the sub-Phanerozoic footprint of the Archean Sask craton is thought to be approximately 450 km north-south x almost 200 km east-west, as shown in Figure 8. This interpretation, taken from Kreis et al., 2000, implies that the Dakota block is presently not attached to the Sask craton, although they may both be fragments of the same parent block.

6.2 Crustal Structures

Like other Archean terrains, the Sask craton is most probably an assemblage of sub-components which have become welded together during prior episodes of continental accretion. The magnetic expression of the Sask craton (Figure 8) shows that at least 3 subdivisions can be made (northwest, central and southeast segments) based on differing magnetic characteristics. Regional gravity coverage shows similar zoning.


73H 14
73H 15
73H 11
73H 10
73H 6
73H 7
Smeaton
Choiceland
Weirdale
Meath Park
Prince Albert
Fort à la Corne


0
5
10
20
kilometres

Fort a la Corne Diamond Fields Inc.

Claim held by others

Aeromagnetic Lineation - Probable Basement Structure

Kimberlite Body

Note:
The aeromagnetic data is taken from the GSC compilation of Saskatchewan coverage, regridded with 200 m cell size.

Fort a la Corne Diamond Fields Inc.	
Basement Structures Interpreted from Regional Aeromagnetics, Prince Albert - Nipawin area	
Compiled: Robertshaw Geophysics	Scale: 1:500 000
Drawn by: Robertshaw Geophysics	Date: October, 2002
NTS: 73 H, 73 I	Figure 9

North-south and northwest-southeast oriented trends are apparent in the regional gravity and aeromagnetic coverage over the Sask craton. While the most prominent aeromagnetic features are often the youngest, and not necessarily the most crustal-penetrative features, correlations between magnetic and gravity lineations are probably more significant. On this basis, the set of north-south lineations extending through the Fort à la Corne area (shown in Figure 9) possibly represent deep-going structures. The northwest trends might be younger and could be relatively shallow-soled features. These features might provide a system of oriented conduits through the Sask craton crust which have affected the emplacement of the kimberlite bodies.

6.3 Phanerozoic Geology

Subcropping Phanerozoic rocks within the Fort à la Corne area are mostly shales and mudstones of the mid- to late-Cretaceous Colorado Group. In regional mapping by Saskatchewan Geological Survey, the majority of the Fort à la Corne area is underlain by Lower Colorado Subgroup sediments which dip gently towards the southwest. Upper Colorado Subgroup units are found mainly south of the Saskatchewan River. A 20 km-wide, northeast to east-west trending tongue of Upper Colorado units extends through Prince Albert as far as Smeaton, and this may represent a basement graben structure. The region west of Candle Lake is thought to be underlain by older (early Cretaceous) Mannville Group sediments, which are largely poorly consolidated sandstones. All the Fort à la Corne area kimberlite bodies discovered so far occur within Upper and Lower Colorado Group shales and the underlying Mannville Group sediments.

The basal 440 metres of the Phanerozoic column consist of Cambro-Ordovician to Devonian sandstones and carbonates. Ordovician Red River carbonate units form prominent outcrops along the Hanson Lake road to the east of Deschambault Lake, which is at the shield margin some 150 km to the northeast. A generalized stratigraphic column is shown in Figure 10.

Throughout much of Phanerozoic time, most of Saskatchewan was subjected to multiple cycles of marine deposition, interspersed with intervals of erosion. Multiple and frequent marine transgressions and regressions over a wide area of western North America have been documented, as shown in Figure 11.

6.4 Kimberlite Emplacement and Architecture

Many, possibly hundreds, of individual kimberlite eruptions are thought to have occurred during a 20 million year time span in the Fort à la Corne area. High energy volcanoes, driven by the explosive degassing of a volatile-rich magma, produced shallow craters in the soft Cretaceous sediments. The craters became filled by pyroclastic lapilli and olivine crystal tuffs deposited in both sub-aerial and sub-aqueous environments. Individual eruptions probably culminated in the formation of tephra cones or rings. If positive relief cones were formed, they were probably rapidly eroded in the shallow marine environment. Feeders for the kimberlite bodies may not have been preserved in the soft Cretaceous sediments (Scott-Smith, et al., 1994).

The kimberlite bodies currently found in the Fort à la Corne area are thought to be constructed from the eroded remnants of many individual eruptions. Evidence of periods of quiescence between eruptions is seen in erosional horizons within kimberlite bodies. Many of the bodies seem to be composed of stacked, distinct horizontal layers of pyroclastic crater-facies kimberlite which are thought to represent individual eruptive cycles. Figure 12 shows the conceptual stratigraphical arrangement of a typical Fort à la Corne kimberlite body in cartoon form. The larger kimberlite bodies appear to be coalesced from a number of adjacent eruption centers (Jellicoe et al., 1998).

Phanerozoic Stratigraphy in the Fort a la Corne area

Period	Epoch	Basal Age (Ma)	Group / Formation	Approx. Depth (m)
Quaternary	Holocene	0.011	Post-glacial sediments	
	Pleistocene		Saskatoon Group	
			Sutherland Group	
		1.6	Empress Group	100
Cretaceous	Late	82	Montana Group	
		97	Upper Colorado Subgroup	
	Early	103	Lower Colorado Subgroup	
			Mannville Group	
		114		200
Devonian	Middle		Manitoba Group	300
	Early	387	Elk Point Group	400
Silurian	Early	438	Interlake Group	500
Ordovician	Late	458	Big Horn Group	
	Middle	478		600
	Early	505	Winnipeg Formation	700
Cambrian	Late	523	Deadwood Formation	720
Precambrian	Archean	>2500	Sask Craton	

Modified from Jellicoe et al, 1998

Figure 10

Cretaceous Stratigraphy with Kimberlite Emplacement Intervals and Marine Transgression - Regression Cycles



Period
Epoch
Stage
Age (Ma)
Group
Central Sask.
Kimberlites
Marine Cyclothem
T-R Cycles
Relative
Trans.
Regr.
Cretaceous
Upper Cretaceous
Lower Cretaceous
Campanian
Santonian
Coniacian
Turonian
Cenomanian
Upper Albian
Middle Albian
Lower Albian
Aptian
83.5
86.6
88.7
93.4
98
99
103
108
112
Montana Group
Upper Colorado Gr.
Lower Colorado Group
Mannville Group
Pierre Shale
Gammon Mbr.
Niobrara Formation
Single White Specked Shale
Lower White Specked Shale
Belle Fourche Fm.
Fish Scale Mkr.
Westgate Formation
St. Walburg Sandstone
Newcastle Member
Viking Equival.
Flotten Lake S.S.
Joli Fou
Spinney Hill S.S. Member
Basal Colo S.S.
Pense Fm.
Cantuar Formation
Claggett
Niobrara
Greenhorn
Kiowa - Skull Creek
Clearwater

From Jellicoe et al., 1998

Figure 11

Multi-Layered Kimberlite Body


Elev.
(masl)
500
400
300
200
Drillhole
Drillhole
Drillhole
Drillhole
0
Present Day Surface
100
200
300
Depth
(m)
Glacial
Overburden
Lower
Colorado
Group
Pense Fm.
Mannville
Group
Paleozoic
Strata
Colorado
Kimberlite
Pense
Kimberlite
Cantuar
Formation
Cantuar
Kimberlite

From Jellicoe et al., 1998

Figure 12

7 Deposit Types

7.1 Economic Considerations

The diamond contents of Fort à la Corne kimberlites are recognized to be low grade – by as much as an order of magnitude in comparison to some producing mines elsewhere. Mitigating factors are their extreme large size and accessibility, and the high proportion of gem quality stones.

The evaluation of these large and low grade deposits requires disproportionately more sampling than the small and high grade deposits which are being mined in NWT (e.g. the Ekati and Diavik pipes). Of particular importance is the occurrence of high value, multi-carat stones. Stones over 1 carat in size have been elusive; 3 have been recovered so far, all from the FalC JV kimberlite 141. The largest diamond, 3.35 carats, was recovered in the 2001 sampling program.

De Beers have applied a modelling approach to estimate stone size distributions, and diamond values, using a proprietary database of kimberlite sampling data. Their degree of confidence in the modeled values increases as larger parcels of diamonds are recovered.

The key exploration issue since 1989 has been to find the most cost-effective way to evaluate the diamond contents of these bodies. Due to the depth of glacial cover, generally about 100 m, traditional methods of high volume sampling have been unattainable. A number of different drilling methods have been employed to obtain appropriate sample volumes, depending on the stage of investigation at each particular kimberlite body. Since garnets and microdiamonds are far more abundant in kimberlite than macrodiamonds, indicator mineral chemistry and microdiamond recoveries and size populations have been used to predict prospectivity for commercial sized stones, thereby providing a tentative evaluation of the kimberlite bodies from smaller samples.

Generally, core holes (NQ) and rotary drill holes (up to 6 inch diameter) have been used in initial tests of kimberlite bodies to obtain relatively small samples for indicator mineral and microdiamond testing. Kimberlites deemed to be more prospective have been sampled by mini-bulk testing for macrodiamonds using larger diameter holes.

Starting in 1989, the FalC JV adopted the definition of a macrodiamond to be a stone having at least 1 dimension greater than 1 mm in length. Shore Gold and the Candle Lake JV adopted the standard of greater than 0.5 mm size. More recently, for the 2000 and 2001 sampling programs, the FalC JV have further classified stones larger than 1.5 mm (square mesh) as commercially recoverable.

7.1.1 Results from the FalC JV

Early drilling by the FalC JV, which utilized relatively small sample sizes, returned generally low diamond grades, typically 0 to 10 carats per hundred tonnes (cpht), which appeared to be unattractive if the kimberlites were in the form of diatremes as is normally the case elsewhere. With 100 m of overburden cover, it was generally expected that diamond grades would need to be quite high (i.e. 50 cpht or more) to justify mining. Starting in the mid 1990's, the unusually large size and horizontally stratified form of the kimberlites became clearer, and the consistently high proportion of gem quality stones led to an appreciation that high volume mining might be viable. Also, it became clear that early sampling results may have been underestimated due to diamond recovery problems.

Up to and including the 1997 program, as reported in Jellicoe et al., (1998), the Fort à la Corne joint venture had completed 174 drill holes (total of 39 195 m), almost half of which were reverse circulation air blast (RCA) with diameters ranging from 152 to 305 mm (mini-bulk testing programs). A 300 mm diameter drill hole cuts a theoretical mass of 17.7 tonnes from a 100 metre thick intersection of kimberlite. Typically, 35 to 50% of the theoretical mass might be lost in fines (mud) during the drilling and recovery process. Larger diameter holes generally provide lower costs per tonne of recovered kimberlite. Underreaming, which expanded borehole diameters to as much as 457 mm through the kimberlite section, was tested by the FalC JV on 15 holes and has been discontinued due to poor kimberlite recovery. From the 174 drillholes which had been completed by 1998, 19 235 metres of kimberlite intersections had provided 1005 tonnes of core and screened kimberlite chip samples representative of 1645 tonnes of theoretical, in-situ kimberlite.

To 1998, 34 of the 69 bodies tested by the FalC JV had produced macrodiamonds, with a total of 35.5 carats recovered. Almost 70% of the macrodiamonds were considered to be of gem quality (Jellicoe et al., 1998). Up to and including the 2000 sampling program, an estimated 2180 (theoretical) tonnes of kimberlite had been sampled, with 79.1 carats of macrodiamonds recovered (Kensington Resources new releases of November 1, 2000, and March 13, 2001). From the 2000 program, for the first time, 2 diamonds over 1 carat in size (1.535 and 1.085 carats) were recovered from kimberlite 141.

In 2001, the FalC JV implemented an accelerated sampling program with a budget of $4.79 million, focused primarilly on kimberlite body 141. Sixteen 16 NQ core holes and ten 24 inch diameter reverse flood holes was completed. Nine of the 24 inch holes were targeted at the central portion of body 141, and the tenth hole was used to sample nearby body 150. Of the 889.8 tonnes theoretical mass of kimberlite sampled in 2001, 494 tonnes of wet chips larger than 1.5 mm were retained for processing (Kensington news release of October 24, 2001).

Diamond recoveries from the 2001 program were announced in a June 13, 2002, news release by Kensington Resources. The recovery of 3 additional macrodiamonds (total weight 3.755 carats) including one of 3.35 carats was reported in a July 23, 2002 news release. In all, a total of 466 macrodiamonds, with a combined weight of 45.6 carats were recovered from the ten 24" diameter holes. Eight stones were reported to be larger than 0.5 carat. From the 2001 program, 42.47 carats were obtained from kimberlite 141, and the average recovered grade for this body (from the estimated 768 tonnes of kimberlite excavated in 2001) was 5.53 cpht. The recoveries from kimberlite body 150 were lower, with an overall recovered grade of 2.6 cpht. Estimates of value per tonne of kimberlite are highly dependent on the number and value of larger gem quality stones. At this point, these values depend heavily on modelling of stone size distributions and projected diamond values, rather than actual recovered stones. In a news release of April 25, 2001, Kensington Resources announced that De Beers modelling results indicated a projected grade of 18 cpht (with 1.5 mm recovery cut-off) for the 141 body, and the projected diamond values were in the range US$90 to US$179 per carat. These predictions were based on a study of microdiamonds and the 21.06 carats of macrodiamonds recovered at that time. Body 141 is thought to contain 395 million tonnes of kimberlite based on geophysical modelling. Since 2001, the FalC JV have revised the outline of body 141 to included the adjacent, larger 140 kimberlite body. The mass of the combined bodies is thought to be approximately 1 billion tonnes. Most recently (news release of October 15, 2002), Kensington have announced that additional geophysical targets have been located nearby which may represent further extensions of these bodies.

The accelerated sampling program of 2001 was intended to provide higher confidence in the projected grade and per carat values for kimberlite 141/140 (Kensington Resources news release of May 16, 2001). Updated grade and diamond value forecasts, incorporating the 2001 results, have not yet been released.

Body 140/141 is one of 6 large (+20 hectacres in size) kimberlite bodies (all located in the southern portion of the kimberlite field, within the Fort à la Corne Forest) which are currently favoured by the FalC JV as having the greatest economic potential. Three of the favoured kimberlite bodies (141, 122 and 150) are identified in Figure 3.

The Falc JV program for 2002 was announced in a Kensington Resources news release dated August 9, 2002. The program comprises core drilling and large diameter drill sampling of the 141/140 kimberlite with a budget of $5.2 million. The core drilling component, consisting of 25 NQ drill holes, has been completed (news release of October 15, 2002). The NQ holes were distributed so as to improve the geological mapping of the larger body. Notable results are over 200 m thicknesses of kimberlite intersected in 2 holes, one of which (140-21) was terminated in kimberlite at 369 m depth, and may represent a root zone of the kimberlite.

The 2002 large diameter drilling program, which is currently under way, was initially to consist of ten 24 inch diameter holes. In the October 15 news release, Kensington Resources indicated that the program had been changed to 3 holes of 36 inch diameter and 5 holes of 24 inch diameter. Diamond recovery results from the 2002 program are not expected until early 2003.

Since 1989, the FalC JV have recovered a total of 124.7 carats of macrodiamonds (although the lower size cut-off has changed during that period), from 3070 tonnes of kimberlite.

7.1.2   Results from the Shore Gold Star Kimberlite

The Star Kimberlite is located adjacent to the north shore of the Saskatchewan River and forms the southeastern end of the Fort à la Corne kimberlite trend. The kimberlite body has been mapped by geophysics and confirmed by drilling to extend over an irregular area of approximately 4 km^2, and has an estimated mass of 400 to 500 million tonnes. Drillhole Star 20 (reported in a Shore Gold news release of January 19, 2000) intersected 539 m of continuous kimberlite, extending to a depth of 627 m. This is the deepest kimberlite encountered so far in the Fort à la Corne area, and must represent a feeder zone, possibly a diatreme.

In a news release dated October 10,2001, Shore Gold summarized the results obtained to that date from the Star Kimberlite. A total of 30 cores drillholes had been completed on the property, with 26 of these holes testing the Star kimberlite. These included 1 PQ and 20 NQ size core holes which have been completed during 2000 and 2001. In all, 4,623 kg of kimberlite had been analysed, mostly by caustic dissolution, resulting in the recovery of a total weight of 1.477 carats of diamonds (a global grade of approximately 32 cpht, including microdiamonds). In Shore's results, a macrodiamond is defined as having one dimension equal to or greater than 0.5 mm, in contrast with the FalC JV practice of l.0 mm minimum size, and the more recent 'commercial' FalC JV criterion of l.5 mm size. Shore indicated that stones over l.0 mm in size accounted for approximately 60% of the 1.477 carats recovered. The largest diamond reported to that date weighed 0.05 carat. Despite the lack of larger stones, the grades reported by Shore were notably higher than those of the FalC JV. Drillholes Star 020 and Star 023 of the 200/2001 program had reported grades of 61.0 cpht and 64.1 cpht, respectively, though from relatively small sample sizes (626 kg of kimberlite for holes Star 202).

A 24" diameter drillhole (Star 031RC) was completed during October, 2001 (Shore news release of November 5, 2001). Approximately 90 tonnes of kimberlite chips greater than 1.2 mm size were recovered from a kimberlite intersection of approximately 192 m thickness. The hole terminated in kimberlite at 296.5 m depth. Half the dense media separator concentrate from this material was sent to Lakefield Research in Ontario, while the other half was processed at De Beers facilities in Johannesburg.

The diamond recovery results from hole Star 031RC (reported in a Shore news release of May 21, 2002) consisted of 184 macrodiamonds (>1.1 mm square mesh size) weighing 8.52 carats in total. Using an estimated theoretical excavated mass of 130 tonnes, the recovered grade is 6.7 cpht. The two largest recovered stones were 0.64 and 0.40 carats in weight, and both appeared to be broken.

Shore have announced their intention to extract a large tonnage underground bulk sample, possibly as large as 25 000 tonnes, to further evaluate the Star kimberlite body. This would entail an exploration shaft and on-site processing facilities. Shore have indicated this work may begin during 2002.

7.1.3   Results from the Candle Lake JV

In 1997, core samples from four 1996 NQ drillholes on the small C28 kimberlite body were submitted for caustic fusion analysis by Kennecott Canada. The results were reported in 1997 (SIR Open File 73H10-0004). From 1.93 tonnes of kimberlite, a total of 191 diamonds were recovered, of which 33 had one dimension grater than 0.5 mm. The total carat weight was not provided, but the overall grade was stated to be less than 10 cpht.

A mini-bulk sample program (two 27 cm drill holes) was carried out by Kennecott Canada on the C29/C30 body in 1998, and is reported in SIR Open File 73H15-0005. From a theoretical sample size of 17.55 tonnes, 7.59 tonnes (dry sample weight) was recovered. Macrodiamond recovery was performed on approximately half of the recovered kimberlite using dense media separation. A total of 0.28 carats of diamonds greater than 1.0 mm in size were recovered, indicating an overall grade of 3.7 carats per hundred tonnes. The two largest macrodiamonds recovered each weighed 0.08 carats.

During 2002, Great Western Minerals Group completed 3 NQ core holes. The first hole investigated a new geophysical (resistivity) target, and this proved not to be caused by kimberlite. The remaining holes were drilled on the C29/C30 kimberlite body. 2002 drill hole WSL-10 intersected 107 m thickness of kimberlite – the greatest thickness encountered so far at this target. In a September 13, 2002, news release by Great Western Minerals Group, the results of diamond recovery work on 25 kimberlite samples was presented. From a total of 170 kg of kimberlite, analysed by caustic dissolution, 126 diamonds were recovered. Five diamonds were reported to be macrodiamonds (1 dimension greater than 0.5 mm). The total carat weight was not reported.

8   Other Relevant Data and Information

8.1   Magnetics
The kimberlite bodies in the Fort à la Corne area lie beneath 75 to 150 m of cover and have no surface expression. All have been discovered by geophysics (aeromagnetics) and therefore all known kimberlites are magnetic to some degree. The magnetite content of the kimberlites is

thought to range from 0.1% to 4%, in contrast to the non-magnetic Phanerozoic sediments which host the kimberlites.

The kimberlite's magnetite content is largely provided by alteration (serpentinization) of olivine, which is the main mineral constituent of fresh kimberlite. Magnetite is a bi-product of this process and tends to form a fine grained ground mass within the kimberlite rock. Though rare, some very large crystals of magnetite (up to 1 cm size) have been noted in FalC JV drilling, and these are most likely primary constituents of the kimberlite magma. Magnetite weathers easily, forming non-magnetic higher oxides if exposed to oxidizing fluids (groundwater). That the Fort à la Corne kimberlites remain strongly magnetic after 100 Ma exposure to groundwater is probably due to two factors; the Colorado shales have low fluid permeability, and the kimberlite bodies seem to form a sealing carbonate-rich rind which probably reduces penetration by groundwater.

Magnetic responses from crystalline basement, which is greater than 600 m below the ground surface, may be differentiated by their longer wavelengths from the sharper signatures of the kimberlite bodies.

Most of the Fort à la Corne kimberlite bodies produce ground mag anomalies in the range 200 nT to 600 nT. The highest anomaly is 1400 nT (Lehnert-Thiel et al., 1992). Some weakly magnetic kimberlites may be difficult to differentiate from other sources, such as diagenetic magnetite in overburden or bedrock, or anomalies caused by topography where the edges of weakly magnetic till sheets are exposed. Groups of magnetic boulders in the overburden can also provide similar signatures. Weak magnetic signatures are often relatively more noisy (ie. poor signal/noise ratio) due to a fairly ubiquitous 2 – 5 nT noise component in ground mag surveys caused by near surface boulders in till. Magnetic anomalies less than 40 nT peak amplitude are suspect for this reason, although some weak anomalies are caused by genuine kimberlites, eg. the Smeaton kimberlite of Golden News et al., and Rhonda's Foxford kimberlite.

An interesting aspect of modelling the magnetic signatures of the Fort à la Corne kimberlite bodies is that the lensoid shapes of the kimberlites produce anomaly shapes which are in many respects identical to those from deep-going cylindrical models which would represent pipes or diatreme-type kimberlite bodies. During the early years of the Fort à la Corne JV project, each kimberlite body was assumed to be a diatreme, as commonly encountered in other parts of the world. The distinctive flat-lying lensoid model was adopted only after conclusive evidence from drilling (Jellicoe et al, 1998).

Also, Jellicoe et al. note that many of the Fort à la Corne kimberlite bodies appear to have a weakly magnetic halo which commonly seems to be developed more extensively towards the south or southwest of the main magnetic feature. This might represent a reworked peripheral apron of kimberlite, or perhaps distally deposited material which might be down-current or down-wind from a volcanic centre

8.2   Gravity

According to Jellicoe, et al., by 1998, the Fort à la Corne JV had obtained 219 km of gravity profiles over 29 kimberlite targets. The effectiveness of gravity surveys depends on density contrasts between kimberlite and the enclosing Phanerozoic sediments. This might be as high as 0.2 gm/cc (ie. perhaps 2.6 gm/cc for the kimberlite vs 2.4 gm/cc for Lower Colorado shales). The gravity signatures from the 29 Fort à la Corne JV kimberlite targets were described as positive peaks ranging from 0.1 to over 1.0 milliGals in amplitude.

22

Two applications where gravity coverage might be advantageous are:
- Locating thick portions (possible root zones) of larger kimberlite bodies.
- Screening weakly magnetic targets which might have non-kimberlite causes, eg. differentiating boulders or magnetite concentrations in till.

Gravity survey costs are at least 10x more than ground mag coverage of the same area. In areas without a thick forest canopy, differential GPS measurements can provide horizontal and vertical control with an accuracy of a few centimetres, which is adequate for the required survey precision. Linecutting may not be necessary in thin bush. The Fort à la Corne area is mostly flat, and much is agricultural land, which is ideal for gravity work.

8.3 Resistivity
Kimberlite bodies should tend to be more highly resistive than their enclosing Phanerozoic sediments, which are largely Lower Colorado mudstones and shales, and so should produce high resistivity anomalies with properly designed surveys.

The 100 m-thick overburden consists largely of sand near surface, becoming progressively clay-rich at depth. From resistivity test surveys at 4 sites, Jellicoe et al, (1998) report apparent resistivity values for overburden averaging 10 to 20 ohm-metres in resistivity. The resistivity of Colorado Group shales is estimated to be approximately 5 ohm-metres, and Mannville Group sandstone units are thought to have resistivities in the 100 ohm-metre range. Kimberlite resistivities can be highly variable, depending on the degree of alteration and porosity. From test survey data over a low number of bodies it seems that these kimberlites fall in the range 20 to 100 ohm-metres.

Field tests by the Fort à la Corne JV in 1990 demonstrated that gradient array surveys, which are relatively rapid and cheap, are more effective in detecting kimberlite bodies as positive resistivity anomalies, probably due to more effective current penetration through the conductive overburden. (SEM Open File 73H-0002).

Survey costs for gradient array resistivity work might be 2x comparable gravity survey costs.

8.4 Geotem Airborne Resistivity
Both the Fort à la Corne JV and the Candle Lake JV conducted Geotem airborne time domain EM and aeromag surveys. The Fort à la Corne JV test was completed in 1996 and consisted of coverage of a 12 km x 4 km block near Smeaton (300 m line spacing) which contained 10 known kimberlite bodies. All 10 known targets are identifiable in the EM data, though not as clearly as in aeromagnetics due to a noisy background. Nine of the kimberlites produce high resistivity anomalies, while one body, which is very strongly magnetic (calculated to be over 2% magnetite content), is associated with a low resistivity anomaly (SEM Open File 73H-0008).

The Candle Lake JV flew a Geotem test survey in 1995 (SEM Open File 73-0011). This comprised 7000 line km of coverage at 333 m line spacing. The survey outline was approximately 55 km north-south x 40 km east-west, and included both known kimberlite bodies (C28 and C29/30). The Geotem EM results were described as unclear over both targets, and were possibly affected by the topography of the Cretaceous bedrock surface.

Although the Fort à la Corne kimberlite Geotem EM signatures were less clear than the aeromagnetic anomalies, the combination of EM and aeromagnetics would be powerful when dealing with much weaker magnetic features.

Geotem coverage might cost $70 to $80 per line km, depending on the survey size and cost of mobilization.

8.5   TEM In-loop Soundings

The Fort à la Corne JV conducted a TEM sounding test survey in 1996 as a follow-up to the GEOTEM survey (Jellicoe et al, 1998). The survey comprised three profiles with soundings at 100 m intervals over a 1 km-wide kimberlite body, and was successful in imaging the body as a high resistivity zone within the lower resistivity Colorado shales.   Higher resistivity values representing the Mannville sandstones underlie each profile. A kimberlite body within the Mannville sandstones might be imaged as a resistivity low.

The test survey used a 100 m x 100 m transmitter loop which needed to be moved for every sounding. Survey costs for TEM sounding profiles are fairly high if the work is in forest as a large crew is necessary and preparatory linecutting needs to be done. In farm land the survey proceeds rapidly and costs should be comparable to resistivity surveys.

8.6   Seismic Reflection Surveys

In 1992 and '93, GSC and University of Saskatchewan conducted high resolution seismic surveys over a kimberlite body in farm land south of Smeaton. The survey succeeded in imaging the domed top of this body (probably not a common feature among the Fort à la Corne kimberlites), and identified horizontal horizons within the kimberlite which were suspected to be erosional features. The base of the kimberlite body was not well imaged, and there is no conclusive evidence of a root zone or feeder. The seismic coverage suggested that thin, peripheral kimberlite might extend considerably beyond the boundaries of the body as mapped by magnetics and gravity. The results were published in 1996 (Gendzwill and Matieshin, 1996) and were further refined in a U of S M.Sc. thesis (Matieshin, 1998).

Seismic survey costs are high, but the effectiveness of this method is also relatively high. Seismic exploration profiles might be considered in priority areas, such as along trend from known kimberlite bodies.

GSC also performed a suite of multi-parameter borehole logs on the same kimberlite body (Richardson, et al., 1995, Mwenifumbo, et al., 1996) which demonstrated and quantified physical property contrasts of the in situ kimberlite, including seismic velocity, magnetic susceptibility, density and resistivity.

9   Interpretation and Conclusions

Seventy four kimberlite bodies have been confirmed in the Fort à la Corne area since 1988, making this one of the largest kimberlite fields in the world. The Cameco/De Beers/Kensington Joint Venture currently hold 63 confirmed kimberlite bodies. Eight kimberlite bodies are held by Shore Gold, one by Cons. Pine Channel/Shane Resources/United Carina and two are held by Great Western Gold/War Eagle Mining in the Candle Lake area.

The characteristic strongly magnetic signatures of the kimberlites promoted their rapid discovery through affordable, high resolution aeromagnetic coverage. Modelling indicates that some kimberlites must contain 2 to 4 % magnetite by weight, in contrast to the enclosing 600 m-thick Phanerozoic sediments which are non-magnetic, and that contrast makes these bodies extremely favourable targets for aeromagnetic surveys. The magnetite is almost entirely an alteration product of the primary olivine content of the kimberlites. The magnetite seems to be

preserved mainly because the Upper and Lower Colorado shale units, the most common host rocks of the kimberlite bodies, are largely impervious to ground water. Further alteration in porous stratigraphy would almost certainly destroy the magnetite and render the kimberlite non-magnetic. Silty and sandy intervals are noted within the Lower Colorado stratigraphy, as shown in Figure 11. The Mannville Group which underlies the Lower Colorado sediments is almost entirely porous, poorly consolidated sandstone.

Exploration methods other than magnetics have been demonstrated to be effective, raising the possibility that additional kimberlite bodies which might be non-magnetic, can to discovered.

Almost all of the kimberlite bodies seem to have been emplaced during the interval 95 to 115 Ma, when this region was subjected to repeated cycles of marine trangression and regression as part of the shallow Western Interior Seaway. Pyroclastic crater-facies kimberlites, with both airfall and water-lain characteristics, have been reported by the Cameco/De Beers/Kensington Joint Venture. It seems that many of the kimberlites consist of multi-layered bodies, where successive eruptions, separated by intervals of erosion and sedimentation, have produced a succession of flat (beveled), roughly concentric, lensoid kimberlite layers. Occasional intervening Cretaceous sediments separate some kimberlite layers and can be correlated between drillholes in some of the larger bodies (Jellicoe et al., 1998). Some larger bodies (in excess of 1 km diameter) are probably coalesced, multi-vent clusters.

In 2000, the Fort à la Corne JV began sampling with 24 inch diameter holes, producing almost 100 tonnes of kimberlite per hole. This has been accelerated and continued in 2001 and 2002, also with the addition of 36 inch diameter holes in the 2002 program. The change in sampling method addresses the major problem which has inhibited the evaluation of the Fort à la Corne kimberlites since their discovery, namely the cost of acquiring adequate quantities of kimberlite for analysis. Prior to the 2000 program, less than 60 tonnes of kimberlite had been recovered from body 141. The cumulative amount after the 2002 program is expected to be over 2000 tonnes.

The 2002 evaluation program of the FalC JV, as announced in a Kensington Resources news release of August 9, 2002, is directed entirely at the 141/140 kimberlite body. Included in the $5.2 million budget are initial ore dressing studies and a ‘conceptual modeling exercise’ to provide thresholds for preliminary mining feasibility studies.

Shore Gold’s sampling of the Star kimberlite has also accelerated. From 26 core holes which had been completed by the summer of 2001, less than 5 tonnes of kimberlite had been recovered. The single 24 inch diameter hole (Star 031RC) completed in the fall of 2001 increased the amount to almost 95 tonnes. Shore Gold are said to be prepairing to undertake a 25 000 tonne underground bulk sample as their next step in evaluating the Star kimberlite.

The accelerated pace of kimberlite evaluation at the 2 major projects demonstrates that the impediment posed by 100 m-thick overburden can be overcome, given sufficient preliminary encouragement, which news should be well received by other property holders.

10 Recommendations

Since the immediate Fort à la Corne area has received considerable exploration attention since 1988, particularly aeromagnetic and ground magnetic surveys, it may be assumed that any further kimberlite discoveries in this area will be either very weak or unusual magnetic features



GEOTEM SURVEY
AREA 3
4300 line km @ 300 m
line spacing.

GEOTEM SURVEY
AREA 1
3000 line km @ 300 m
line spacing.

GEOTEM SURVEY
AREA 2
3200 line km @ 300 m
line spacing.

Smeaton

Choiceland

Weirdale

Meath Park

Prince Albert

Fort à la Corne

| | Proposed Geotem Survey | | Properties of interest to Fort a la Corne Diamond Fields Inc. | | Claim held by others |

0   5   10   20

kilometres

Phase 1:
  Review existing Open File
  aeromag coverage and
  ground check anomalies.

Phase 3:
  Geotem Survey;
  EM Resistivity and aeromag.
  Blocks 1, 2 and 3.

Phase 2:
  Screening of prospective
  anomalies: Gravity, TEM soundings

  Followed by drilling priority targets.

Phase 4:
  Follow-up and screening of
  prospective anomalies:
  Gravity, TEM soundings

  Followed by drilling
  priority targets.

Fort a la Corne Diamond Fields Inc.

2002 Exploration Proposal

Fort à la Corne area

Drawn by: Robertshaw Geophysics	Scale: 1:500 000
Drawn by: Robertshaw Geophysics	Date: October, 2002
NTS: 73 H, 73 I	Figure 13

(eg. reversely magnetized anomalies), or essentially non-magnetic. A dual-track exploration program is recommended. Firstly, at low cost, targets might be developed from the existing aeromagnetic coverage. Secondly, an effective method of detecting non-magnetic kimberlite bodies should be applied.

The first, low cost approach would consist of the following:

> The existing high quality, public domain aeromagnetic coverage of the 5 properties, where available, should be thoroughly checked for weak and subtle anomalies. Anomaly sites should be visually inspected for possible cultural magnetic sources. Ground mag test profiles should be completed to confirm prospective targets.

> Since the magnetic expressions will be weak and/or of unusual form, screening of priority targets by the use of gravity, resistivity or TEM soundings, where appropriate, would be recommended. Targets surviving the screening process would be recommended for drill testing.

In the second approach, an airborne survey would be conducted to search for essentially non-magnetic kimberlite bodies. The survey would be designed to map the ground resistivity at bedrock depth:

> Currently, the Geotem EM system operated by Fugro Airborne Surveys (formerly Geoterrex) seems to provide the most appropriate, commercially available system. This is a fixed wing, Time Domain EM system, complemented by aeromagnetics, which has already been tested in this area (Candle Lake area in 1995 and in the Smeaton area of the Fort à la Corne JV property in 1996). As shown in Figure 13, coverage of the 5 properties with 300 m line spacing could be achieved in 3 survey blocks as follows:

>> Block 1 (Fort à la Corne East) 3000 line km
>> Block 2 (Fort à la Corne West) 3200 line km
>> Block 3 (Candle Lake West) 4300 line km.

Approximately 10 500 line km of airborne survey would be required for complete coverage of the properties with 300 m line spacing.

Targets derived from the airborne resistivity survey should be screened by gravity, ground resistivity or TEM soundings, as appropriate, before drilling, if warranted.

> Respectfully submitted,

> P. Robertshaw, P.Geo.

11 References

Bank, C.-G., Ellis, R.M., Bostock, M.G., Hajnal, Z. and VanDecar, J.C., 1997; Lithospheric Mantle Structure Beneath the Trans-Hudson Orogen from Teleseismic Travel-Time Inversion; *in* LITHOPROBE Trans-Hudson Orogen Transect, Report No. 62, University of Saskatchewan, p. 6-9.

Chiarenzelli, J.R., Aspler, L.B. and Villeneuve, M., 1996; Characterization, Origin, and Paleoproterozoic History of the Saskatchewan Craton and Possible Implications for Trans-Hudson Orogen; *in* LITHOPROBE Trans-Hudson Orogen Transect, Report of Sixth Transect Meeting, Report No. 55, University of Saskatchewan, p. 26-38.

Collerson, K.D., Lewry, J.F., Van Schmus, R.W. and Bickford, M.E., 1989; Sm-Nd constraints on the age of the basement in central and southern Saskatchewan: Implications for diamond exploration; *in* Summary of Investigations 1989, Saskatchewan Geological Survey, Miscellaneous Report 89-4, p. 168-171.

Dufresne, M.B., Olson, R.A., Schmitt, D.R., McKinstry, B., Eccles, D.R., Fenton, M.M., Pawlowicz, J.G., Edwards, W.A.D. and Richardson R.J.H., 1994a; The diamond potential of Alberta: A regional synthesis of the structural and stratigraphic setting, and other preliminary indications of diamond potential, Alberta Research Council Open File Report, 1994-10, 349 pp.

Gendzwill, D.J., and Matieshin, S.D., 1996; Seismic Reflection Survey of a kimberlite intrusion in the Fort à la Corne District, Saskatchewan; *in* Searching for Diamonds in Canada, Geological Survey of Canada Open File 3228, p. 251-254.

Jellicoe, B.C., Robertshaw, P., Williamson, P. and Murphy, J., 1998; Summary of Exploration Activities and Results for the Fort à la Corne Diamond Project, Saskatchewan; *in* Summary of Investigations 1998, Saskatchewan Geological Survey, Sask. Energy Mines, Misc. Rep. 98-4, p. 144-157.

Kauffman, E.G., and Caldwell, W.G.E., 1993; The Western Interior Basin in space and time; *in* Caldwell, W.G.E. and Kauffman, E.G., Evolution of the Western Interior Basin: Geological Association of Canada, Special Paper 39, p. 1-30.

Kries, L.K., Ashton, K.E. and Maxeiner, R.O., 2000; Geology of the Precambrian basement and Phanerozoic strata in Saskatchewan; Sheet 1 of 8, Lower Paleozoic Map Series, Saskatchewan Energy and Mines Open File Report 2000-2.

Kjarsgaard, B.A., 1995; Research on Kimberlites and Applications of Diamond Exploration Techniques in Saskatchewan; *in* Investigations completed by the Saskatchewan Geological Survey and the Geological Survey of Canada under the Geoscience Program of the Canada-Saskatchewan Partnership Agreement on Mineral Development (1990-1995), (ed.) D.G. Richardson, Geological Survey of Canada Open File 3119/Saskatchewan Geological Survey Open File 95-3, p. 213-226.

Leckie, D.A., Kjarsgaard, B.A., Bloch, J., McIntyre, D., McNeil, D., Stasiuk, L. and Heaman, L., 1997; Emplacement and reworking of Cretaceous, diamond-bearing, crater facies kimberlite of central Saskatchewan, Canada; GSA Bulletin, vol. 109, no.8, p.1000-1020.

Lehnert-Thiel, K., Loewer, R., Orr, R.G. and Robertshaw, P., 1992; Diamond-bearing Kimberlites in Saskatchewan, Canada: The Fort à la Corne Case History, Exploration and Mining Geology; Vol. 1, No. 4, pp. 391-403.

Lewry, J.F., Hajnal, Z., Green, A., Lucas, S.B., White, D., Stauffer, M.R., Ashton, K.E., Weber, W. and Clowes, R., 1994; Structure of a Paleoproterozoic continent-continent collision zone: a LITHOPROBE seismic reflection profile across the Trans-Hudson Orogen, Canada; Tectonophysics, vol. 232, p. 143-160.

Macnae, J.C., 1979; Kimberlites and exploration geophysics; Geophysics; vol. 44, No. 8, p. 1395-1416.

Matieshin, S.D., 1998; Seismic Investigation of a Fort à la Corne Kimberlite, Central Saskatchewan; unpublished M.Sc. thesis, Univ. of Sask., 104p.

Mwenifumbo, C.J., Hunter, J.A.M., Killeen, P.G., 1996; Geophysical Characteristics of Canadian kimberlites; *in* Searching for Diamonds in Canada, Geological Survey of Canada Open File 3228, p. 237-240.

Richardson, K.A., Katsube, T.J., Mwenifumbo, T.J., Killeen, P.G., Hunter, J.A.M., Gendzwill, L, D.J. and Matieshin, S.D., 1995**;** Geophysical studies of kimberlites in Saskatchewan; *in* Investigations Completed by the Saskatchewan Geological Survey and the Geological Survey of Canada under the Geoscience Program of the Canada-Saskatchewan Partnership Agreement on Mineral Development (1990-1995), GSC open file 3119, Richardson, D.G., ed., pp 197-206.

Scott-Smith, B.H., Orr, R.G., Robertshaw, P. and Avery, R.W., 1994; Geology of the Fort à la Corne kimberlites, Saskatchewan; *in* Proceedings of District 6 CIM Annual General Meeting. Diamonds, p.19-24.

APPENDIX 1

Listing of Fort à la Corne area claims held by:

        Buckshot holdings Ltd. (50%) and Commando Holdings Ltd (50%)
        101010307 Saskatchewan Ltd.
        101012190 Saskatchewan Ltd.
        101027101 Saskatchewan Ltd.
        Morgain Minerals Inc.

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-134478	Buckshot/Commando	73-H-01 & -02	256	20010302	20030302
S-134479	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134480	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134481	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134482	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134483	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134484	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134485	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134486	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134487	Buckshot/Commando	73-H-01 & -02	256	20010302	20030302
S-134488	Buckshot/Commando	73-H-01 & -02	256	20010302	20030302
S-134489	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134490	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134491	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134492	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134493	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134494	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134495	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134496	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134497	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134498	Buckshot/Commando	73-H-01 & -02	256	20010302	20030302
S-134499	Buckshot/Commando	73-H-01, -02, -07 & -08	256	20010302	20030302
S-134500	Buckshot/Commando	73-H-02 & -07	256	20010302	20030302
S-134501	Buckshot/Commando	73-H-02 & -07	256	20010302	20030302
S-134502	Buckshot/Commando	73-H-02 & -07	256	20010302	20030302
S-134503	Buckshot/Commando	73-H-02 & -07	256	20010302	20030302
S-134504	Buckshot/Commando	73-H-07	96	20010302	20030302
S-134505	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134506	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134507	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134508	Buckshot/Commando	73-H-07 & -08	64	20010302	20030302
S-134509	Buckshot/Commando	73-H-07 & -08	256	20010302	20030302
S-134510	Buckshot/Commando	73-H-07 & -08	32	20010302	20030302
S-134511	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134512	Buckshot/Commando	73-H-07	32	20010302	20030302
S-134513	Buckshot/Commando	73-H-07	96	20010302	20030302
S-134514	Buckshot/Commando	73-H-07	128	20010302	20030302
S-134515	Buckshot/Commando	73-H-07 & -08	192	20010302	20030302
S-134516	Buckshot/Commando	73-H-07 & -08	256	20010302	20030302
S-134517	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134518	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134519	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134520	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134521	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134522	Buckshot/Commando	73-H-07	256	20010302	20030302

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-134523	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134524	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134525	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134526	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134527	Buckshot/Commando	73-H-07 & -08	256	20010302	20030302
S-134528	Buckshot/Commando	73-H-07	128	20010302	20030302
S-134529	Buckshot/Commando	73-H-07	32	20010302	20030302
S-134530	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134531	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134532	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134533	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134534	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134535	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134536	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134537	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134538	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134539	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134540	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134541	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134542	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134543	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134544	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134545	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134546	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134547	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134548	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134549	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134550	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134551	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134552	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134553	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134554	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134555	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134556	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134557	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134558	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134559	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134560	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134561	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134562	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134563	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134564	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134565	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134566	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134567	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134568	Buckshot/Commando	73-H-07	256	20010302	20030302

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-134569	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134570	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134571	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134572	Buckshot/Commando	73-H-07	249	20010302	20030302
S-134573	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134574	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134575	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134576	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134577	Buckshot/Commando	73-H-07	246	20010302	20030302
S-134578	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134579	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134580	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134581	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134582	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134583	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134584	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134585	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134586	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134587	Buckshot/Commando	73-H-10	128	20010302	20030302
S-134588	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134589	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134590	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134591	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134592	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134593	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134594	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134595	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134596	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134597	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134598	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134599	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134600	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134601	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134602	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134603	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134604	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134605	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134606	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134607	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134608	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134609	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134610	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134611	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134612	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134613	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134614	Buckshot/Commando	73-H-07	256	20010302	20030302

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-134615	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134616	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134617	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134618	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134619	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134620	Buckshot/Commando	73-H-07	244	20010302	20030302
S-134621	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134622	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134623	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134624	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134625	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134626	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134627	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134628	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134629	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134630	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134631	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134632	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134633	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134634	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134635	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134636	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134637	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134638	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134639	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134640	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134641	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134642	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134643	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134644	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134645	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134646	Buckshot/Commando	73-H-02 & -03	256	20010302	20030302
S-134647	Buckshot/Commando	73-H-03	256	20010302	20030302
S-134648	Buckshot/Commando	73-H-03	256	20010302	20030302
S-134649	Buckshot/Commando	73-H-03	256	20010302	20030302
S-134650	Buckshot/Commando	73-H-03	256	20010302	20030302
S-134651	Buckshot/Commando	73-H-03	256	20010302	20030302
S-134652	Buckshot/Commando	73-H-03	256	20010302	20030302
S-134653	Buckshot/Commando	73-H-02 & -03	256	20010302	20030302
S-134654	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134655	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134656	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134657	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134658	Buckshot/Commando	73-H-02 & -03	256	20010302	20030302
S-134659	Buckshot/Commando	73-H-03	256	20010302	20030302
S-134660	Buckshot/Commando	73-H-03	256	20010302	20030302

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-134661	Buckshot/Commando	73-H-03	256	20010302	20030302
S-134662	Buckshot/Commando	73-H-03	128	20010302	20030302
S-134663	Buckshot/Commando	73-H-03	64	20010302	20030302
S-134664	Buckshot/Commando	73-H-03	256	20010302	20030302
S-134665	Buckshot/Commando	73-H-03	256	20010302	20030302
S-134666	Buckshot/Commando	73-H-02 & -03	256	20010302	20030302
S-134667	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134668	Buckshot/Commando	73-H-02	256	20010302	20030302
S-134669	Buckshot/Commando	73-H-02 & -07	256	20010302	20030302
S-134670	Buckshot/Commando	73-H-02 & -07	256	20010302	20030302
S-134671	Buckshot/Commando	73-H-02, -03, -06 & -07	256	20010302	20030302
S-134672	Buckshot/Commando	73-H-03 & -06	256	20010302	20030302
S-134673	Buckshot/Commando	73-H-03 & -06	256	20010302	20030302
S-134674	Buckshot/Commando	73-H-03 & -06	256	20010302	20030302
S-134675	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134676	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134677	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134678	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134679	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134680	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134681	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134682	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134683	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134684	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134685	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134686	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134687	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134688	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134689	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134690	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134691	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134692	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134693	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134694	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134695	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134696	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134697	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134698	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134699	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134700	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134701	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134702	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134703	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134704	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134705	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134706	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-134707	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134708	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134709	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134710	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134711	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134712	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134713	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134714	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134715	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134716	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134717	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134718	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134719	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134720	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134721	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134722	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134723	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134724	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134725	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134726	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134727	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134728	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134729	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134730	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134731	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134732	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134733	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134734	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134735	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134736	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134737	Buckshot/Commando	73-H-07	256	20010302	20030302
S-134738	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134739	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134740	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134741	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134742	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134743	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134744	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134745	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134746	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134747	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134748	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134749	Buckshot/Commando	73-H-06	256	20010302	20030302
S-134750	Buckshot/Commando	73-H-06 & -07	245	20010302	20030302
S-134751	Buckshot/Commando	73-H-06 & -07	256	20010302	20030302
S-134752	Buckshot/Commando	73-H-06	256	20010302	20030302

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-134753	Buckshot/Commando	73-H-06	448	20010302	20030302
S-134754	Buckshot/Commando	73-H-06	64	20010302	20030302
S-134755	Buckshot/Commando	73-H-06	128	20010302	20030302
S-134756	Buckshot/Commando	73-H-06 & -11	256	20010302	20030302
S-134757	Buckshot/Commando	73-H-06 & -11	64	20010302	20030302
S-134758	Buckshot/Commando	73-H-11	128	20010302	20030302
S-134759	Buckshot/Commando	73-H-06 & -11	256	20010302	20030302
S-134760	Buckshot/Commando	73-H-06 & -11	256	20010302	20030302
S-134761	Buckshot/Commando	73-H-06, -07, -10 & -11	256	20010302	20030302
S-134762	Buckshot/Commando	73-H-07 & -10	256	20010302	20030302
S-134763	Buckshot/Commando	73-H-10	256	20010302	20030302
S-134764	Buckshot/Commando	73-H-11	256	20010302	20030302
S-134765	Buckshot/Commando	73-H-11	105	20010302	20030302
S-134801	Buckshot/Commando	73-H-07	256	20010309	20030309
S-134802	Buckshot/Commando	73-H-07	256	20010309	20030309
S-134803	Buckshot/Commando	73-H-07	256	20010309	20030309
S-134804	Buckshot/Commando	73-H-07	256	20010309	20030309
S-134805	Buckshot/Commando	73-H-07	256	20010309	20030309
S-134806	Buckshot/Commando	73-H-07	256	20010309	20030309
S-134807	Buckshot/Commando	73-H-07	256	20010309	20030309
S-134808	Buckshot/Commando	73-H-07	256	20010309	20030309
S-134809	Buckshot/Commando	73-H-07	256	20010309	20030309
S-134810	Buckshot/Commando	73-H-07	256	20010309	20030309
S-134811	Buckshot/Commando	73-H-07	256	20010309	20030309
S-134812	Buckshot/Commando	73-H-07	128	20010309	20030309
S-134813	Buckshot/Commando	73-H-07	64	20010309	20030309
S-134814	Buckshot/Commando	73-H-10	64	20010309	20030309
S-134815	Buckshot/Commando	73-H-07 & -10	256	20010309	20030309
S-134816	Buckshot/Commando	73-H-07 & -10	256	20010309	20030309
S-134817	Buckshot/Commando	73-H-07 & -10	256	20010309	20030309
S-134818	Buckshot/Commando	73-H-07 & -10	256	20010309	20030309
S-134819	Buckshot/Commando	73-H-10	256	20010309	20030309
S-134820	Buckshot/Commando	73-H-10	256	20010309	20030309
S-134821	Buckshot/Commando	73-H-10	256	20010309	20030309
S-134822	Buckshot/Commando	73-H-10	256	20010309	20030309
S-134823	Buckshot/Commando	73-H-10	256	20010309	20030309
S-134824	Buckshot/Commando	73-H-10	128	20010309	20030309
S-134825	Buckshot/Commando	73-H-10	256	20010309	20030309
S-134826	Buckshot/Commando	73-H-10	256	20010309	20030309
S-134827	Buckshot/Commando	73-H-10	256	20010309	20030309
S-134828	Buckshot/Commando	73-H-10	256	20010309	20030309
S-134829	Buckshot/Commando	73-H-10	256	20010309	20030309
S-134830	Buckshot/Commando	73-H-10	256	20010309	20030309
S-134847	101010307 SK Ltd.	73-H-07 & -08	256	20010511	20030511
S-134848	101010307 SK Ltd.	73-H-07 & -08	256	20010511	20030511
S-134849	101010307 SK Ltd.	73-H-07 & -08	256	20010511	20030511

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-134850	101010307 SK Ltd.	73-H-07 & -08	256	20010511	20030511
S-134851	101010307 SK Ltd.	73-H-07 & -08	256	20010511	20030511
S-134852	101010307 SK Ltd.	73-H-07 & -08	256	20010511	20030511
S-134853	101010307 SK Ltd.	73-H-07 & -08	256	20010511	20030511
S-134854	101010307 SK Ltd.	73-H-07 & -08	256	20010511	20030511
S-134855	101010307 SK Ltd.	73-H-07 & -08	241	20010511	20030511
S-134856	101010307 SK Ltd.	73-H-07, -08, -09 & -10	256	20010511	20030511
S-134857	101010307 SK Ltd.	73-H-09 & -10	256	20010511	20030511
S-134858	101010307 SK Ltd.	73-H-09 & -10	256	20010511	20030511
S-134859	101010307 SK Ltd.	73-H-09 & -10	256	20010511	20030511
S-134860	101010307 SK Ltd.	73-H-09 & -10	256	20010511	20030511
S-134861	101010307 SK Ltd.	73-H-07	1024	20010511	20030511
S-134862	101010307 SK Ltd.	73-H-07	1024	20010511	20030511
S-134863	101010307 SK Ltd.	73-H-07	1024	20010511	20030511
S-134864	101010307 SK Ltd.	73-H-07	1024	20010511	20030511
S-134865	101010307 SK Ltd.	73-H-07	1024	20010511	20030511
S-134866	101010307 SK Ltd.	73-H-07	1024	20010511	20030511
S-134867	101010307 SK Ltd.	73-H-07	1024	20010511	20030511
S-134868	101010307 SK Ltd.	73-H-07	1024	20010511	20030511
S-134869	101010307 SK Ltd.	73-H-07	1024	20010511	20030511
S-134870	101010307 SK Ltd.	73-H-10	512	20010511	20030511
S-134871	101010307 SK Ltd.	73-H-10	512	20010511	20030511
S-134872	101010307 SK Ltd.	73-H-10	512	20010511	20030511
S-134873	101010307 SK Ltd.	73-H-10	512	20010511	20030511
S-134874	101010307 SK Ltd.	73-H-10	512	20010511	20030511
S-134875	101010307 SK Ltd.	73-H-10	512	20010511	20030511
S-134876	101010307 SK Ltd.	73-H-06	640	20010511	20030511
S-134877	101010307 SK Ltd.	73-H-05 & -06	512	20010511	20030511
S-134878	101010307 SK Ltd.	73-H-05 & -06	512	20010511	20030511
S-134879	101010307 SK Ltd.	73-H-06	512	20010511	20030511
S-134880	101010307 SK Ltd.	73-H-06	512	20010511	20030511
S-134881	101010307 SK Ltd.	73-H-06	512	20010511	20030511
S-134882	101010307 SK Ltd.	73-H-05 & -06	512	20010511	20030511
S-134883	101010307 SK Ltd.	73-H-05, -06, -11 & -12	512	20010511	20030511
S-134884	101010307 SK Ltd.	73-H-06 & -11	512	20010511	20030511
S-134885	101010307 SK Ltd.	73-H-06 & -11	512	20010511	20030511
S-134886	101010307 SK Ltd.	73-H-11	512	20010511	20030511
S-134887	101010307 SK Ltd.	73-H-11	512	20010511	20030511
S-134888	101010307 SK Ltd.	73-H-11 & -12	512	20010511	20030511
S-134889	101010307 SK Ltd.	73-H-11 & -12	512	20010511	20030511
S-134890	101010307 SK Ltd.	73-H-11	512	20010511	20030511
S-134891	101010307 SK Ltd.	73-H-11	512	20010511	20030511
S-134892	101010307 SK Ltd.	73-H-11	512	20010511	20030511
S-134893	101010307 SK Ltd.	73-H-11 & -12	512	20010511	20030511
S-134894	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134895	101010307 SK Ltd.	73-H-11 & -12	512	20010511	20030511

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-134896	101010307 SK Ltd.	73-H-11	512	20010511	20030511
S-134897	101010307 SK Ltd.	73-H-11 & -12	512	20010511	20030511
S-134898	101010307 SK Ltd.	73-H-11	384	20010511	20030511
S-134899	101010307 SK Ltd.	73-H-11	256	20010511	20030511
S-134900	101010307 SK Ltd.	73-H-11	384	20010511	20030511
S-134901	101010307 SK Ltd.	73-H-11 & -12	512	20010511	20030511
S-134902	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134903	101010307 SK Ltd.	73-H-11 & -12	512	20010511	20030511
S-134904	101010307 SK Ltd.	73-H-11	384	20010511	20030511
S-134905	101010307 SK Ltd.	73-H-14	512	20010511	20030511
S-134906	101010307 SK Ltd.	73-H-13 & -14	512	20010511	20030511
S-134907	101010307 SK Ltd.	73-H-13	512	20010511	20030511
S-134908	101010307 SK Ltd.	73-H-13	512	20010511	20030511
S-134909	101010307 SK Ltd.	73-H-13 & -14	512	20010511	20030511
S-134910	101010307 SK Ltd.	73-H-14	512	20010511	20030511
S-134911	101010307 SK Ltd.	73-H-14	512	20010511	20030511
S-134912	101010307 SK Ltd.	73-H-13 & -14	512	20010511	20030511
S-134913	101010307 SK Ltd.	73-H-13	512	20010511	20030511
S-134914	101010307 SK Ltd.	73-H-13	192	20010511	20030511
S-134915	101010307 SK Ltd.	73-H-13	384	20010511	20030511
S-134916	101010307 SK Ltd.	73-H-13 & -14	512	20010511	20030511
S-134917	101010307 SK Ltd.	73-H-14	512	20010511	20030511
S-134918	101010307 SK Ltd.	73-H-13 & -14	512	20010511	20030511
S-134919	101010307 SK Ltd.	73-H-13	192	20010511	20030511
S-134920	101010307 SK Ltd.	73-H-13	384	20010511	20030511
S-134921	101010307 SK Ltd.	73-H-13 & -14	768	20010511	20030511
S-134922	101010307 SK Ltd.	73-H-05	512	20010511	20030511
S-134923	101010307 SK Ltd.	73-H-05	512	20010511	20030511
S-134924	101010307 SK Ltd.	73-H-05	512	20010511	20030511
S-134925	101010307 SK Ltd.	73-H-05	512	20010511	20030511
S-134926	101010307 SK Ltd.	73-H-05	512	20010511	20030511
S-134927	101010307 SK Ltd.	73-H-05	512	20010511	20030511
S-134928	101010307 SK Ltd.	73-H-05	512	20010511	20030511
S-134929	101010307 SK Ltd.	73-H-05	512	20010511	20030511
S-134930	101010307 SK Ltd.	73-H-05	512	20010511	20030511
S-134931	101010307 SK Ltd.	73-H-05 & -12	512	20010511	20030511
S-134932	101010307 SK Ltd.	73-H-05 & -12	512	20010511	20030511
S-134933	101010307 SK Ltd.	73-H-05 & -12	490	20010511	20030511
S-134934	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134935	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134936	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134937	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134938	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134939	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134940	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134941	101010307 SK Ltd.	73-H-12	512	20010511	20030511

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-134942	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134943	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134944	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134945	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134946	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134947	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134948	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134949	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134950	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134951	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134952	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134953	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134954	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134955	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134956	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134957	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134958	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134959	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134960	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134961	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134962	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134963	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134964	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134965	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134966	101010307 SK Ltd.	73-H-12	384	20010511	20030511
S-134967	101010307 SK Ltd.	73-H-12	192	20010511	20030511
S-134968	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134969	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134970	101010307 SK Ltd.	73-H-12	256	20010511	20030511
S-134971	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134972	101010307 SK Ltd.	73-H-12	512	20010511	20030511
S-134973	101010307 SK Ltd.	73-H-13	512	20010511	20030511
S-134974	101010307 SK Ltd.	73-H-13	640	20010511	20030511
S-134975	101010307 SK Ltd.	73-H-13	128	20010511	20030511
S-134976	101010307 SK Ltd.	73-H-13	128	20010511	20030511
S-134977	101010307 SK Ltd.	73-H-13	512	20010511	20030511
S-134978	101010307 SK Ltd.	73-H-13	512	20010511	20030511
S-134979	101010307 SK Ltd.	73-H-13	512	20010511	20030511
S-134980	101010307 SK Ltd.	73-H-13	128	20010511	20030511
S-134981	101010307 SK Ltd.	73-H-13	512	20010511	20030511
S-134982	101010307 SK Ltd.	73-H-13	256	20010511	20030511
S-134983	101010307 SK Ltd.	73-H-13	256	20010511	20030511
S-134984	101010307 SK Ltd.	73-H-13	384	20010511	20030511
S-134985	101010307 SK Ltd.	73-H-13	512	20010511	20030511
S-134986	101010307 SK Ltd.	73-H-13	512	20010511	20030511
S-134987	101010307 SK Ltd.	73-H-13	512	20010511	20030511

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-134988	101010307 SK Ltd.	73-H-13	768	20010511	20030511
S-135041	101012190 SK Ltd.	73-H-03	512	20010816	20030816
S-135042	101012190 SK Ltd.	73-H-03	448	20010816	20030816
S-135043	101012190 SK Ltd.	73-H-03	512	20010816	20030816
S-135044	101012190 SK Ltd.	73-H-03	512	20010816	20030816
S-135045	101012190 SK Ltd.	73-H-03	1024	20010816	20030816
S-135046	101012190 SK Ltd.	73-H-03	1024	20010816	20030816
S-135047	101012190 SK Ltd.	73-H-03	1024	20010816	20030816
S-135048	101012190 SK Ltd.	73-H-03	1024	20010816	20030816
S-135049	101012190 SK Ltd.	73-H-03	320	20010816	20030816
S-135050	101012190 SK Ltd.	73-H-03	1024	20010816	20030816
S-135051	101012190 SK Ltd.	73-H-03	320	20010816	20030816
S-135052	101012190 SK Ltd.	73-H-03	64	20010816	20030816
S-135053	101012190 SK Ltd.	73-H-03	256	20010816	20030816
S-135054	101012190 SK Ltd.	73-H-03	512	20010816	20030816
S-135055	101012190 SK Ltd.	73-H-03	1024	20010816	20030816
S-135056	101012190 SK Ltd.	73-H-03	256	20010816	20030816
S-135057	101012190 SK Ltd.	73-H-03	160	20010816	20030816
S-135058	101012190 SK Ltd.	73-H-03	496	20010816	20030816
S-135059	101012190 SK Ltd.	73-H-03 & -06	384	20010816	20030816
S-135060	101012190 SK Ltd.	73-H-06	32	20010816	20030816
S-135061	101012190 SK Ltd.	73-H-06	96	20010816	20030816
S-135062	101012190 SK Ltd.	73-H-03 & -06	512	20010816	20030816
S-135063	101012190 SK Ltd.	73-H-03 & -06	512	20010816	20030816
S-135064	101012190 SK Ltd.	73-H-06	512	20010816	20030816
S-135065	101012190 SK Ltd.	73-H-06	512	20010816	20030816
S-135066	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135067	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135068	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135069	101012190 SK Ltd.	73-H-06	896	20010816	20030816
S-135070	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135071	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135072	101012190 SK Ltd.	73-H-06	512	20010816	20030816
S-135073	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135074	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135075	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135076	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135077	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135078	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135079	101012190 SK Ltd.	73-H-06	256	20010816	20030816
S-135080	101012190 SK Ltd.	73-H-06	256	20010816	20030816
S-135081	101012190 SK Ltd.	73-H-06	192	20010816	20030816
S-135082	101012190 SK Ltd.	73-H-06	64	20010816	20030816
S-135083	101012190 SK Ltd.	73-H-06	768	20010816	20030816
S-135084	101012190 SK Ltd.	73-H-06	192	20010816	20030816
S-135085	101012190 SK Ltd.	73-H-06	192	20010816	20030816

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-135086	101012190 SK Ltd.	73-H-06	320	20010816	20030816
S-135087	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135088	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135089	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135090	101012190 SK Ltd.	73-H-11	1008	20010816	20030816
S-135091	101012190 SK Ltd.	73-H-11	992	20010816	20030816
S-135092	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135093	101012190 SK Ltd.	73-H-11	992	20010816	20030816
S-135094	101012190 SK Ltd.	73-H-11	448	20010816	20030816
S-135095	101012190 SK Ltd.	73-H-11	512	20010816	20030816
S-135096	101012190 SK Ltd.	73-H-11	128	20010816	20030816
S-135097	101012190 SK Ltd.	73-H-11	256	20010816	20030816
S-135098	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135099	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135100	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135101	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135102	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135103	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135104	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135105	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135106	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135107	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135108	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135109	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135110	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135111	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135112	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135113	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135114	101012190 SK Ltd.	73-H-06	1024	20010816	20030816
S-135115	101012190 SK Ltd.	73-H-06	512	20010816	20030816
S-135116	101012190 SK Ltd.	73-H-06	256	20010816	20030816
S-135117	101012190 SK Ltd.	73-H-06	224	20010816	20030816
S-135118	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135119	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135120	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135121	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135122	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135123	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135124	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135125	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135126	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135127	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135128	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135129	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135130	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135131	101012190 SK Ltd.	73-H-11	1024	20010816	20030816

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-135132	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135133	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135134	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135135	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135136	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135137	101012190 SK Ltd.	73-H-11	1024	20010816	20030816
S-135138	101012190 SK Ltd.	73-H-11 & -12	1024	20010816	20030816
S-135139	101012190 SK Ltd.	73-H-11	1280	20010816	20030816
S-135140	101012190 SK Ltd.	73-H-11 & -12	1024	20010816	20030816
S-135141	101012190 SK Ltd.	73-H-11	512	20010816	20030816
S-135142	101012190 SK Ltd.	73-H-11	384	20010816	20030816
S-135143	101012190 SK Ltd.	73-H-11	768	20010816	20030816
S-135144	101012190 SK Ltd.	73-H-11 & -12	1024	20010816	20030816
S-135145	101012190 SK Ltd.	73-H-03 & -06	128	20010816	20030816
S-135146	101012190 SK Ltd.	73-H-06	128	20010816	20030816
S-135529	Morgain Minerals Inc.	73-H-11	256	20020320	20040320
S-135530	Morgain Minerals Inc.	73-H-11	256	20020320	20040320
S-135531	Morgain Minerals Inc.	73-H-11 & -12	256	20020320	20040320
S-135532	Morgain Minerals Inc.	73-H-12	256	20020320	20040320
S-135533	Morgain Minerals Inc.	73-H-12	256	20020320	20040320
S-135534	Morgain Minerals Inc.	73-H-12	256	20020320	20040320
S-135535	Morgain Minerals Inc.	73-H-12	256	20020320	20040320
S-135536	Morgain Minerals Inc.	73-H-12	256	20020320	20040320
S-135537	Morgain Minerals Inc.	73-H-12	256	20020320	20040320
S-135538	Morgain Minerals Inc.	73-H-11 & -12	256	20020320	20040320
S-135539	Morgain Minerals Inc.	73-H-11	256	20020320	20040320
S-135540	Morgain Minerals Inc.	73-H-11	256	20020320	20040320
S-135541	Morgain Minerals Inc.	73-H-11 & -14	256	20020320	20040320
S-135542	Morgain Minerals Inc.	73-H-11 & -14	256	20020320	20040320
S-135543	Morgain Minerals Inc.	73-H-11, -12, -13 & -14	256	20020320	20040320
S-135544	Morgain Minerals Inc.	73-H-12 & -13	256	20020320	20040320
S-135545	Morgain Minerals Inc.	73-H-12 & -13	256	20020320	20040320
S-135546	Morgain Minerals Inc.	73-H-12 & -13	256	20020320	20040320
S-135547	Morgain Minerals Inc.	73-H-13	256	20020320	20040320
S-135548	Morgain Minerals Inc.	73-H-13	256	20020320	20040320
S-135549	Morgain Minerals Inc.	73-H-13	256	20020320	20040320
S-135550	Morgain Minerals Inc.	73-H-13 & -14	256	20020320	20040320
S-135551	Morgain Minerals Inc.	73-H-14	256	20020320	20040320
S-135552	Morgain Minerals Inc.	73-H-14	256	20020320	20040320
S-135553	Morgain Minerals Inc.	73-H-14	256	20020320	20040320
S-135554	Morgain Minerals Inc.	73-H-14	256	20020320	20040320
S-135555	Morgain Minerals Inc.	73-H-13 & -14	256	20020320	20040320
S-135556	Morgain Minerals Inc.	73-H-13	256	20020320	20040320
S-135557	Morgain Minerals Inc.	73-H-13	256	20020320	20040320
S-135558	Morgain Minerals Inc.	73-H-13	256	20020320	20040320
S-135559	Morgain Minerals Inc.	73-H-13	256	20020320	20040320

CLAIM	REGISTERED OWNER	NTS MAP SHEET	AREA (ha)	EFFECTIVE DATE	PROTECTED UNTIL
S-135560	Morgain Minerals Inc.	73-H-13	256	20020320	20040320
S-135561	Morgain Minerals Inc.	73-H-13	256	20020320	20040320
S-135562	Morgain Minerals Inc.	73-H-13 & -14	256	20020320	20040320
S-135563	Morgain Minerals Inc.	73-H-14	256	20020320	20040320
S-135564	Morgain Minerals Inc.	73-H-14	256	20020320	20040320
S-135565	101027101 SK Ltd.	73-H-12	256	20020320	20040320
S-135566	101027101 SK Ltd.	73-H-12	256	20020320	20040320
S-135567	101027101 SK Ltd.	73-H-12	256	20020320	20040320
S-135568	101027101 SK Ltd.	73-H-12	256	20020320	20040320
S-135569	101027101 SK Ltd.	73-H-12	256	20020320	20040320
S-135570	101027101 SK Ltd.	73-H-12	256	20020320	20040320
S-135571	101027101 SK Ltd.	73-H-12	256	20020320	20040320
S-135572	101027101 SK Ltd.	73-H-12	256	20020320	20040320
S-135573	101027101 SK Ltd.	73-H-12	256	20020320	20040320
S-135574	101027101 SK Ltd.	73-H-12 & -13	256	20020320	20040320
S-135575	101027101 SK Ltd.	73-H-12 & -13	256	20020320	20040320
S-135576	101027101 SK Ltd.	73-H-12 & -13	256	20020320	20040320
S-135577	101027101 SK Ltd.	73-H-12 & -13	256	20020320	20040320
S-135578	101027101 SK Ltd.	73-H-12 & -13	256	20020320	20040320
S-135579	101027101 SK Ltd.	73-H-12 & -13	256	20020320	20040320
S-135580	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135581	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135582	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135583	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135584	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135585	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135586	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135587	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135588	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135589	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135590	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135591	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135592	101027101 SK Ltd.	73-H-13	128	20020320	20040320
S-135593	101027101 SK Ltd.	73-H-13	128	20020320	20040320
S-135594	101027101 SK Ltd.	73-H-13	128	20020320	20040320
S-135595	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135596	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135597	101027101 SK Ltd.	73-H-13	256	20020320	20040320
S-135598	101027101 SK Ltd.	73-H-13	256	20020320	20040320